HEALTH AND SECURITY



WORLDWIDE

CORPORATE DIRECTORY

Directors:
Gregory Bell
James Allen Williams
Joan Sullivan Garrett
John Jessup
John McCormack
Neil Hickson
Roy Herberger
Sandra Wadsworth
Terry Giles

Company Treasurer/Secretary:
Neil Hickson

Principal Office:
80 E. Rio Salado Parkway
Suite 610
TEMPE, AZ 85281 U.S.A.
Telephone: +1 (480) 333 3700
Facsimile: +1 (480) 333 3592
E-mail: invest@medaire.com
Web Page: www.medaire.com

Australian Registered Office:
Drew Robinson Pty Limited
209 Cecil Street
South Melbourne
VICTORIA
AUSTRALIA 3205
Telephone: +61(3) 9696 6344
Facsimile: +61(3) 9696 6485

Auditors:
McGladrey & Pullen, LLC
501 North 44th Street
PHOENIX, AZ 85008-6526
U.S.A.

Share Registry:
Computershare Investor Services Pty Limited
Level 2
45 St. Georges Tce
PERTH
WESTERN AUSTRALIA 6000
Telephone: +61 (8) 9323 2043
Facsimile: +61 (8) 9323 2033

Home Exchange:
Australian Stock Exchange Limited
Exchange Plaza
2 The Esplanade
PERTH
WESTERN AUSTRALIA 6000
Listing Code: MDE

CHIEF EXECUTIVE OFFICER REPORT

Dear Shareholders:



The 2005 year was a defining one in both MedAire's history and future. At the direction of shareholders, I was appointed MedAire's Chief Executive Officer in March 2006. While being in the position only a short time, I am familiar with the business that transpired in 2005 and am pleased to provide you with the report that follows.

During 2005 MedAire provided remote medical assistance on more than 30,000 incidents and emergencies occurring in the air, at sea and in remote environments throughout the world. We estimate that among our markets that include commercial airlines, corporate jets, yachts and commercial ships, we now serve more than 400 million people on an annual basis.

Through the provision of an excellent and valuable service, MedAire has earned the loyalty of its client base. In 2005, MedAire enjoyed renewal rates of over ninety percent.

This continued respect in the industries we serve is due to the dedication of our staff and network providers around the world. Through their efforts, we were able to achieve our revenue targets of USD 28.4 million versus a plan of USD 28.0 million.

However, the Company posted a net operating loss of USD $395,000 primarily due to an increase in General and Administrative expenses. The primary reasons for this increase were due to compliance cost with the Securities and Exchange Commission and investments in infrastructure to support the expansion of operations.

During 2005, we concluded the interests of our clients and shareholders were best served by staying focused on our core competencies. These competencies include provision of remote security and medical expertise, education/training and medical kit assembly, distribution and maintenance to the aviation and maritime markets.

To this end, the Company decided to sell its Asian network of clinics known as Global Doctors. We expect the impact on our go-forward financial statements to be a decrease to revenue of approximately USD $3.5 million and a decrease to pre-tax loss of approximately USD $0.5 million on an annual basis. We will continue the process of analysis to determine the products and markets which will provide the greatest ability to achieve profitable growth and focus our resources in those areas.

We also made significant enhancements in 2005 to our IT staff and strengthened operations management teams in order to help improve overall operational efficiencies. These initiatives will also be continued and accelerated in 2006.

The future for MedAire is strong. We provide a valued service in a growing market. We have a loyal client base and dedicated employees. With renewed shareholder support comes renewed focus, energy and determination to ensure MedAire's brand and standard-of-care dominate the markets it serves.

In March 2006, the shareholders of the Company appointed a new Board of Directors. The expertise and diversity of all of the directors will be invaluable to achieve profitable growth to support shareholder value. I sincerely appreciate your support and confidence in achieving that goal.

Regards,

James A. Williams
Chief Executive Officer

Directors' Report

The Directors present their report together with the financial report of MedAire, Inc., a U.S. company incorporated in the state of Nevada ("the Company") and the consolidated financial report of the consolidated entity, being the Company and its controlled entities, for the year ended 31 December 2005. All amounts in this report are stated in US dollars.

PRINCIPAL ACTIVITIES

MedAire is in the business of protecting the health, safety and security of people as they work, travel and/or live beyond the reach of their customary sources of care and safety. We provide this protection by acting as a client's single source for emergency information and real-time assistance regardless of where in the world they are located — in the air, on land or at sea. MedAire both proactively provides relevant expert information to clients to prevent or mitigate risks, and reactively provides real-time expert advice and subsequent coordination of appropriate resources, should a client's health, safety or security be at risk.

The core capabilities that enable us to provide health, safety and security services on a global basis include:

- A Global Response Center ("GRC") that operates twenty-four hours a day, seven days a week and 365 days a year (24/7/365) which allows us to provide our clients guidance and assistance for managing health, safety or security emergencies and to coordinate logistics so that our clients or their employees or guests are able to access local medical or security assistance services;

- Education, training and information programs to educate our clients and provide relevant consulting services; and

- Resources such as medical kits to help manage health and security events and situations.

When the Company was founded in 1985, our primary focus was to provide medical expertise on a remote basis. Our name "MedAire" was very apropos at the time since we were transmitting medical information "through the air." In 2002, we added safety and security information, capability and expertise to our service portfolio. At that time, we enhanced the MedAire logo with the tag-line "A Health and Security Company."

We believe that real-time expert information and advice to assist globally mobile people with their health, safety and security concerns is an emerging industry, which we refer to as the global assistance industry. Companies participating in the global assistance industry include those companies with mobile technologies for transmitting relevant information (medical data, geographic position, environmental data, etc.), communications companies with infrastructure to facilitate such transmissions, and companies with relevant subject matter experts who can help to resolve health, safety or security concerns. Today, companies searching for this type of solution include those with employees, customers and/or guests in remote environments where appropriate health, safety, or security assistance is not available. While remote is often thought of as being a physical status (in flight or aboard a ship, for example), it can also be a social situation, because linguistic, cultural and political differences can be just as isolating.

Currently, the markets we believe to be seeking access to real-time health, safety and security advice and guidance include:

— Business Aviation;

— Commercial Aviation;

— Private Maritime (primarily yachts);

— Commercial Maritime;

— Business Travelers; and

— U.S. Federal Government (primarily military).

We plan to continue to grow by expanding deeper into each of our current markets by leveraging our brand, relationships and expertise to find new clients and develop more services and products to sell to existing clients. We sell most of our services under annuity contracts ranging in term from one to five years. Our pricing is, therefore, based on the time period the contract covers, rather than the number of calls a client makes to our GRC. We do offer some transaction-priced services, such as medical evacuations, but in all sales efforts or businesses, our focus is on providing annuity-based services and products and a limited number of transactional services and products that can be converted into annuity types of client relationships. Approximately 80% of our 2005 revenues were derived from annuity type contracts versus 20% of revenue being transaction based.

REVIEW AND RESULTS OF OPERATIONS

Operating Results for the Year

Revenue for the full year 2005, as forecasted in the April 2005 investor briefing, was expected to be USD $28.0 million, up 10% from the previous year. Actual revenue for the full year 2005 was USD $28.4 million.

For the full year, as forecasted in the April 2005 investor briefing, EBITDA was expected to increase 33% over 2004 to USD $1.3 million. Actual EBITDA for the full year 2005, exclusive of costs incurred related to filing our Registration Statement on Form 10 with the United States Securities and Exchange Commission (SEC), and legal costs incurred related to shareholder actions, both items which were unanticipated, was USD $1.3 million. Costs incurred related to the SEC were USD $0.6 million and legal costs incurred related to shareholder actions were USD $0.2 million during the fiscal year 2005. Actual EBITDA for the full year 2005 inclusive of all costs was USD $0.5 million.

The following table sets forth the historical revenue mix of the company expressed as a percentage of total revenues as well as the costs of revenues expressed as a percentage of their respective revenue types for each period. We believe that the period-to-period comparisons of our operating results may not be indicative of results for any future period.

	31 Dec 2005	31 Dec 2004
Revenues, net		
Service	67.1%	63.1%
Equipment	20.9%	25.4%
Education	12.0%	11.5%
Total revenues, net	100.0%	100.0%
Costs of revenues		
Service	64.9%	67.7%
Equipment	71.2%	69.2%
Education	53.2%	57.7%
Total costs of revenues	64.8%	66.9%

Year Ended 31 December 2005 Compared to the Year Ended 31 December 2004

Revenues

Revenues in the year ended 31 December 2005 were USD $28.4 million compared to USD $25.4 million in the year ended 31 December 2004, an increase of USD $3.0 million or 12%. No one customer accounted for more than 10% of our revenues in the years ended 31 December 2005 or 2004. We increased prices most recently three years ago in relation to the cost of our operations; however, price increases are not currently done at scheduled intervals. The increases in revenue are primarily driven by volume.

Service Revenues. Our service revenues increased to USD $19.0 million in the year ended 31 December 2005 from USD $16.0 million in the year ended 31 December 2004, an increase of 19%. The increase in service revenues was related to an increase of USD $1.7 million in GlobaLifeline services and a USD $1.3 million increase in MedLink services. Revenue from GlobaLifeline services includes membership and access fees, patient consultations, evacuations, security services and web based information services. The increase in GlobaLifeline services was primarily driven by an increased demand for security consulting services, increased revenue from our Global Doctor clinics, as well as a slight increase in demand for medical evacuations and consultations. The increase in MedLink services was primarily driven by an increase in business aviation customers in the U.S. and Europe and to a lesser extent, an increase in maritime customers as well as increased billings to our existing commercial aviation customers. Service revenues represented 67% and 63% of our total revenues for the years ended 31 December 2005 and 2004, respectively.

Equipment Revenues. Our equipment revenues decreased to USD $5.9 million in the year ended 31 December 2005 from USD $6.4 million in the year ended 31 December 2004, a decrease of 8%. The decrease in equipment revenues, principally representing medical kits and kit repairs, was primarily the result of the FAA regulation that mandated all U.S. commercial aircraft carry new medical kits onboard. The regulation was effective April 2004, and caused strong demand in the first half of 2004 from clients upgrading or replacing their kits to meet new regulations. We did not expect to sustain the 2004 equipment revenue growth rate in future years. The decrease in equipment revenue related to the commercial aviation market was approximately USD $0.7 million which was slightly offset by a USD $0.2 million increase in kits and pharmaceuticals for the private and commercial maritime markets. Equipment revenues represented 21% and 25% of total revenues for the years ended 31 December 2005 and 2004, respectively.

Education Revenues. Our education revenues increased to USD $3.4 million in the year ended 31 December 2005 from USD $2.9 million in the year ended 31 December 2004, an increase of 16%. The increase in education revenues primarily relates to an increased business aviation client base requiring education services and to a much lesser extent, a slight increase in education services provided to the federal government. Education revenues represented 12% of total revenues for the years ended 31 December 2005 and 2004.

Cost of Revenues

Cost of Service Revenues. Cost of service revenues consists primarily of the cost of providing 24/7/365 access and medical and security services to customers, including clinic operations and the operation of our GRC. Our cost of service revenues increased to USD $12.3 million in the year ended 31 December 2005 from USD $10.8 million in the year ended 31 December 2004, an increase of 14%, representing 65% and 68% as a percentage of service revenues in the respective periods. The absolute dollar increase was primarily attributable to the increase in provider-related costs associated with security consulting as well as employee costs associated with security of approximately USD $0.7 million and a USD $0.4 million increase in cost to operate our Global Doctor clinics. The remaining increase related to increased costs for employees to service our increased MedLink customer base as well as the cost paid to providers for medical services related to the MedLink calls. The increase in margin was due to our ability to increase service revenues by 19% while only increasing costs 14%, primarily due to achieving economies of scale as our business grows. We expect service costs as a percentage of service revenue to vary from period to period depending upon product mix and the fluctuation in demand for medical evacuation and consultation services. We anticipate continuing to achieve economies of scale as our revenues grow and we continue to make operational efficiency improvements in service delivery.

Cost of Equipment Revenues. Cost of equipment revenues consists primarily of medical kit supplies, as well as personnel costs to assemble the kits. Cost of equipment revenues decreased to USD $4.2 million in the year ended 31 December 2005 from USD $4.4 million in the year ended 31 December 2004, a decrease of 5%, representing 71% and 69% as a percentage of equipment revenues in the respective periods. The absolute dollar decrease of 5% was primarily attributable to the 8% decrease in equipment revenue. The decrease in margin primarily represented a small loss of economies of scale due to the 8% decrease in revenue. Although we were able to lower our material costs, our labor costs remained relatively consistent from year to year causing the slight deterioration in gross margin. In addition, the fulfilment of pharmaceutical sales to the maritime market is labor intensive and as those revenues grew in 2005, our margin was slightly impacted. We anticipate as we work to grow medical kit revenues that we will regain the economies of scale resulting in an improved margin. In addition, we are reviewing our internal processes associated with pharmaceutical fulfilment in an effort to gain operational efficiencies to improve our margin in future periods.

Cost of Education Revenues. Cost of education revenues consists primarily of personnel related costs to produce and deliver training courses to our clients. Cost of education revenues increased to USD $1.8 million in the year ended 31 December 2005, from USD $1.7 million in the year ended 31 December 2004, a decrease of 7%, representing 53% and 58% as a percentage of education revenues in the respective periods. The improvement in margin relates to efficiencies created in the delivery of services and the ability to hold costs relatively stable while growing revenue. We do not expect to continue seeing large improvements in the margins associated with education revenue as we feel we have achieved the economies of scale and plan to invest in curriculum development in future periods.

Operating Expenses

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of compensation for the sales force and marketing and promotional costs to increase brand awareness in the marketplace and to generate sales leads. Sales and marketing expenses increased to USD $4.5 million in the year ended 31 December 2005, from USD $4.2 million in the year ended 31 December 2004, an increase of 9%. The increase reflected the additional staffing associated with the sales force, which was a factor in the revenue growth the Company experienced during the same period of 12%. In addition, the Company established a tele-leads marketing group to increase lead production for the sales staff. Sales and marketing expenses represented 16% of our total revenues for the years ended 31 December 2005 and 2004. We anticipate sales and marketing expense as a percentage of revenues to increase slightly in future periods as we make investments in market research and business development within our core markets that will be expected to drive future revenue growth.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related expenses for executive, finance and administrative personnel, as well as outside professional fees. General and administrative expenses increased to USD $5.2 million in the year ended 31 December 2005, from USD $3.3 million in the year ended 31 December 2004, an increase of 56%. The increase is related to several different factors. Approximately USD $0.6 million of legal, accounting and increased staffing expenses incurred in the filing of our Registration Statement on Form 10 with the Securities and Exchange Commission. Approximately USD $0.9 million in increased staffing and contractor costs were necessary to manage and support the expansion of our operations particularly as they relate to the information technology (IT), finance, executive and investor relations departments, and to a lesser extent, increased legal fees for shareholder actions of approximately USD $0.2 million. General and administrative expenses represented 18% and 13% of our total revenues for the years ended 31 December 2005 and 2004, respectively. We anticipate general and administrative expenses will remain relatively consistent as we complete our Registration Statement on Form 10 and move to become compliant with the Commission's rules and regulations, including those imposed in accordance with the Sarbanes-Oxley Act of 2002.

Depreciation and Amortization Expenses. Depreciation and amortization expenses consist primarily of depreciation related to computer equipment, software and furniture and fixtures as well as amortization of specifically identified intangible assets. Depreciation and amortization remained consistent at USD $1.0 million in the years ended 31 December 2005 and 2004.

Other Income and Expenses

Gain on Sale of Mining Rights Contract. We acquired the rights to a mining tenement as part of the acquisition of Global Doctor Limited. Gain on the sale of mining rights increased to USD $273,000 in the year ended 31 December 2005, from USD $67,000 in the year ended 31 December 2004, due to varying payments made by the buyer of the mining rights pursuant to the agreement. Please see further explanation of this transaction in "Year Ended 31 December 2004 Compared to Year Ended 31 December 2003".

Interest Income. Interest income increased to USD $43,000 in the year ended 31 December 2005, from USD $23,000 in the year ended 31 December 2004, primarily due to a higher cash balance during the year ended 31 December 2005.

Interest Expense. Interest expense decreased to USD $21,000 in the year ended 31 December 2005, from USD $43,000 in the year ended 31 December 2004, primarily due to the repayment of debt that was assumed as part of the Global Doctor acquisition.

Income Tax Expense. We established a valuation allowance against our net deferred tax assets as of 31 December 2004. This resulted in additional income tax expense of approximately USD $960,000 in the year ended 31 December 2004. We continue to have a 100% valuation allowance against the net deferred tax assets as of 31 December 2005, resulting in no tax benefit or expense in 2005.

Review of Financial Condition

Liquidity and capital resources

As of 31 December 2005, we had unrestricted cash and cash equivalents of USD $1.5 million, an increase of USD $0.3 million from 31 December 2004. Our working capital, excluding the current portion of deferred revenues at 31 December 2005 was USD $6.0 million, compared to USD $5.4 million at 31 December 2004.

Our operating activities resulted in net cash flows of USD $1.2 million in 2005 and net cash used of USD $0.6 million in 2004. For the year ended 31 December 2005, cash outflows from net losses were offset by depreciation expense, collections on accounts receivable, and decreases in unbilled revenue slightly offset by an increase in prepaid expenses and other current assets. The cash used by operations in the year ended 31 December 2004 was primarily related to the following issue. During the latter half of 2004, we experienced a temporary increase in accounts receivable due to our inability to invoice our customers. This was the direct result of the implementation of an integrated enterprise-wide computer system. We believe this had a negative impact to cash flow of approximately USD $1.0 million in 2004. Collection of these accounts receivable positively impacted the operating cash flows in the first quarter of 2005.

Cash used in investing activities was USD $0.9 million in 2005 and USD $2.4 million in 2004, resulting primarily from the purchase of capital equipment in each of the two years; classification of restricted cash in 2005; and the aggregate total cash consideration and related expense paid in connection with the MAS acquisition, the cash paid relative to the minority interest acquisition, as well as the long term asset investment in 2004.

Cash used in financing activities totalled USD $5,000 in 2005 and provided by totalled USD $0.3 million in 2004, resulting primarily from the proceeds from the exercise of common stock options in both periods offset by the repayment of notes payable in both periods and repayment on the line of credit in 2005.

Dividends

The Directors do not recommend the payment of a dividend and no dividends have been paid during the year.

SIGNIFICANT EVENTS AFTER THE BALANCE SHEET DATE

On 17 December 2005, our two largest shareholders, Best Dynamic Services Limited ("BDS") and Joan Sullivan Garrett entered into Letter Agreements (the "Letter Agreements") outlining mutual goals and strategies relating to the direction and control of the Company. The Letter Agreements were attached as exhibits to the Schedules 13D filed with the SEC by BDS and Ms. Garrett on 27 December 2005.

Upon the effectiveness of the Consent Resolutions, 8 March 2006, we reported the occurrence of a change in control based primarily on the concerted actions taken by BDS and Ms. Garrett to replace the Company's board of directors and to maintain ongoing control over the composition of the Company's board of directors.

The Incentive Stock Option Agreement governing all stock options awarded pursuant to our Amended and Restated 1998 Key Employee Stock Option Plan (the "Plan") provides that if the Company files a report or proxy statement with the SEC disclosing that a change in control has or may have occurred, a change of control will be deemed to have occurred for purposes of the Incentive Stock Option Agreement, and all outstanding stock options will become immediately vested and exercisable. Accordingly, the filing of the preliminary Information Statement with the SEC on 27 January 2006 resulted in the immediate vesting of all outstanding stock options. As of 31 December 2005, there were options to purchase 2,258,007 shares of our Common Stock outstanding under the Plan, 998,007 of which were immediately exercisable, and the balance of which became immediately exercisable upon filing of the preliminary Information Statement.

Under generally accepted accounting principles in the U.S., beginning in 2006, the Company is required to record compensation expense for employee stock options in its financial statements. Financial Accounting Standards (FAS) No. 123R provides that companies must measure the fair value of the options on their grant date and record compensation expense over the vesting period. Using the Black-Scholes valuation model, we expect that accelerated vesting of all unvested stock options outstanding under the Plan in connection with the above-described change of control will result in compensation expense of approximately USD $260,000 in January 2006. In general, employee options must be exercised within six months following retirement and one year following death, but in no event after the date 10 years after grant. If the option holder ceases to be employed by the Company for any reason other than retirement or death, the option is not exercisable after the date employment ends. However, options to purchase 208,615 shares of our Common Stock granted in 2003 to employees of our Global Doctor clinic operations remain exercisable until expiration of their 10 year term, regardless of when employment ends.

BDS and Mr. James E. Lara, our President & Chief Operating Officer, have advised the Company that they believe there is uncertainty in connection with the interpretation of the awarding, vesting and exercisability of his warrants as approved during the 2005 Annual General Meeting of Shareholders, and, in an effort to resolve any misunderstandings or ambiguities, BDS and Mr. Lara have entered into a letter agreement in which they acknowledge that upon effectiveness of the Consent Resolutions, 8 March 2006 (a) Mr. Lara has been awarded fully vested warrants to purchase a total of 580,000 shares of common stock at an exercise price of USD $0.68 per share, (b) no other warrants have been awarded or have vested, (c) the remaining warrants (1,160,000) will be cancelled and may be awarded in the future in equal increments on the condition that the Company exceeds EBITDA targets established by the board of directors of the Company for the fiscal years ending 31 December 2006 and 2007, respectively, (d) if awarded, the shares subject to the remaining warrants will vest and become exercisable if the Company's EBITDA for the fiscal year ending 31 December 2007 equals or exceeds USD $5.6 million, (e) any vested warrants must be exercised while an employee of the Company, (f) while an employee of the Company, any vested warrants must be exercised no later than 31 December 2009 and (g) if Mr. Lara ceases for any reason to be an employee of the Company, all warrants which have not vested will lapse. The Company is not bound by this letter agreement, although BDS and Mr. Lara have advised the Company that it has been made a third party beneficiary thereto. We expect that accelerated vesting of Mr. Lara's warrants with respect to 580,000 shares will result in compensation expense of approximately USD $180,000 in 2006.

On 18 January 2006, our board of directors approved the sale of the Global Doctor clinic operations to a buyer led by current management of such operations. The Company and Global Health Care Pty Ltd executed a definitive Share

Sale Agreement documenting the terms of the sale of all the Company's shares in the subsidiaries that operate the Company's Global Doctor clinic operations in exchange for USD $1,000,000, USD $50,000 of which was received related to the execution of the agreement, and the balance of which is due and payable at a closing to be held within 60 days of execution. In December 2005, we began the transfer of the mining rights sale agreement from Global Doctor to MedAire. At the closing date, we expect the gain on the sale of the Global Doctor clinic operations to be approximately USD $150,000 to USD $250,000, depending on the net assets at the closing date. We expect the impact on our go-forward financial statements to be a decrease to revenue of approximately USD $3.5 million and a decrease to pre-tax loss of approximately USD $0.5 million on an annual basis, however; we will be entering into a preferred provider agreement with the new owners, and expect additional revenues as provider services are utilized in our service offering to clients.

LIKELY DEVELOPMENTS

Likely developments in the 2006 financial year include:

- A focus by the Company during 2006 to improve operational efficiencies in service delivery.
- The product and service offerings for the Commercial Maritime market are being redesigned, tested and launched during 2006. This will result in a product/service offering that is much more attractive to the 35,000 vessels that are in our target market group.
- The product and service offerings for the Business Aviation and GlobaLifeline markets are being redesigned and/or repackaged to be sold via channel partners, offering MedAire additional routes to market for its products and services.
- We anticipate continued high legal costs to resolve the shareholder action in early 2006.
- We anticipate continued SEC related costs throughout 2006 as we continue to follow the rules and regulations as imposed by the SEC as well as prepare for the internal control requirements specified in section 404 of the Sarbanes-Oxley Act of 2002.

FORWARD-LOOKING STATEMENTS

When we make statements containing projections about our accounting and finances, plans and objective for the future, future economic performance or when we make statements containing any other projections or estimates about our assumptions relating to these types of statements, we are making forward-looking statements. These statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. We make these statements in an effort to keep stockholders and the public informed about our business and have based them on our current expectations about future events. You should view such statements with caution. These statements are not guarantees of future performance or events. All phases of our business are subject to uncertainties, risks and other influences, many of which we do not control. Any of these factors, either alone or taken together, could have a material adverse effect on us and could change whether any forward-looking statement ultimately turns out to be true. Additionally, we assume no obligation to update any forward-looking statement as a result of future events or developments.

DIRECTORS

The names of the company's directors in office during the financial year and until the date of this report are as follows. Directors were in office for this entire period unless otherwise stated.

Ms. Joan Sullivan Garrett, Chairman
Mr. James Lara, Executive Director
Mr. Terry Giles, Director
Dr. Roy Herberger, Director
Mr. James Williams, Director appointed 21 December 2005

Mr. Bernard Kerik, Director, appointed 14 May 2004, resigned 1 March 2005
Mr. James MacKenzie, Director, appointed 14 May 2004, resigned 7 July 2005

Information on Directors
The qualifications, experience and responsibilities of directors are outlined in the Corporate Governance Statement part of this report.

Directors' Interests
The relevant interest of each director in the shares and options of the Company at the date of this report is as follows:

	Ordinary shares	Options over Ordinary Shares
Joan Sullivan Garrett	18,676,065	-
James Allen Williams	-	-
James E. Lara	-	580,000
Terry Giles	11,000	50,000
Dr. Roy Herberger	-	50,000
James MacKenzie	125,000	50,000
Bernard Kerik	-	50,000

Directors' Meetings
The number of Directors' meetings (including meetings of committees of directors) and the number of meetings attended by each of the Directors of the Company during the year were as follows:

Directors' Meetings of Committees

	Board Meetings	Audit and Corporate Governance	Nomination and Compensation
Number of meetings held:	**13**	**4**	**1**
Number of meetings attended:			
Joan Sullivan Garrett	13	3	1
James E. Lara	11	3	1
Terry Giles	12	4	1
Dr. Roy Herberger	12	4	1
James MacKenzie	5	2	-
Bernard Kerik	-	-	-

The qualifications, experience and responsibilities of directors are outlined in the Corporate Governance Statement part of this report.

Directors' Emoluments
The Compensation Committee of the Board of Directors is responsible for determining and reviewing remuneration arrangements on an annual basis for the directors, the chief executive officer and the executive team. The Committee assesses the appropriateness of the nature and the amount of emoluments based upon management recommendations, reference to relevant market conditions and retention objectives. The broad remuneration policy is to ensure the remuneration package properly reflects the relevant person's duties and responsibilities and that remuneration is competitive in attracting, retaining and motivating people of the highest quality. Directors may receive stock options under the 1998 Key Employee Stock Option Plan.

Details of the nature and amount of each major element of the emoluments of each director of the Company are:

	Salary US$	*Bonus US$*	*Fees US$*	*Retirement Fund US$*	*Benefits US$*	*Total US$*
Directors						
Executive Directors						
Joan Sullivan Garrett	245,142	37,125	-	8,715	26,600	317,582
James E. Lara	210,000	31,000	-	666	11,629	253,295
Non executive Directors						
James Allen Williams	-	-	-	-	-	-
Terry Giles	-	-	19,563	-	-	19,563
Roy Herberger	-	-	19,063	-	-	19,063
James MacKenzie	-	-	14,708	-	-	14,708
Bernard Kerik	-	-	-	-	-	-

Indemnification and Insurance of Directors and Officers

During the financial year the Company insured all directors and officers of the Company against liability for costs and expenses incurred in defending proceedings brought against them in their role as a director or officer of the Company. The total amount of premiums paid for D & O insurance was USD $83,300. In addition, the Company has entered into agreements to indemnify each of the directors and executive officers against certain defined categories of liability for which they may be held personally liable and incurred when such persons were serving as directors, officers or employees of the Company and acted in good faith and in the best interests of the Company.

Exclusion From Certain Coverage of the Corporations Act

As a U.S. company incorporated in the State of Nevada, the Company is not subject to Chapters 6,6A, 6B and 6C of the Australian Corporations Act dealing with the acquisition of shares. The Nevada Revised Statutes Annotated as well as the Articles of Incorporation of the Company contains certain restrictions on the acquisition of securities.

Additional Information

Our common stock is registered in the United States pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result, we are subject to U.S. securities laws. These laws require certain additional information to be included in this Annual Report. Appendix I to this Annual Report sets forth certain additional information required to be presented in an annual report pursuant to Exchange Act Rule 14a-3.

Signed in accordance with a resolution of the directors.

James Allen Williams
Chief Executive Officer
Tempe, 30 March 2006

MedAire is committed to best practice corporate governance. Corporate governance is the system by which the company is directed and managed. Best practice corporate governance occurs through the integrity of the Board, senior management and employees of the Company.

In order to fully comply with the 'Principles of Good Corporate Governance and Best Practices Recommendations' issued by the Australian Stock Exchange (ASX), best practice must have been in place for the entire reporting period. MedAire complied with substantially all the Recommendations as of 31 December 2005. Explanations for departures from these Recommendations are contained under the relevant principles.

Principle 1:
Lay solid foundation for management and oversight

The Board's responsibilities are encompassed in a charter which is available on the company's website. This charter was developed and adopted in 2004 and is reviewed annually. The Board has overall responsibility for strategic direction and performance of the Company. Its functions and responsibilities include appointing the Chief Executive Officer, formulating and approving strategy, enhancing shareholder value, reviewing risk management and internal compliance and control, monitoring performance of senior management and approving the Company's budgets. It delegates certain functions to the Executive Committee.

The Board meets at least quarterly and at other times as required. Non-executive directors are kept informed of the Company's operations through regular reports from members of the Executive Committee.

Principle 2:
Structure the Board to add value

Membership of the Board

The size and composition of MedAire's Board is determined by the Company's constitution which allows for up to nine directors, made up of a majority of independent directors. At 31 December 2005, the Board was made up of two independent non-executive directors, one non-executive director and two executive directors. The independent non-executive directors meet at least once a year meet without management present.

The Company did not comply with Recommendations 2.2 and 2.3 which state that the roles of chairperson and CEO should not be exercised by the same person and that the chairperson should be an independent director for 2005 as at 31 December 2005, Joan Sullivan Garrett, the Company's founder and largest shareholder was both the chairman of the Board as well as the CEO. However, with the recent appointment of our new CEO, Mr. James Allen Williams, the Company is in compliance with Recommendations 2.2 and 2.3.

The Board Members

The Board has a broad range of necessary skills, knowledge and experience to govern the Company and understand the markets and challenges that the Company faces. The Board composition at 31 December 2005 with details of the backgrounds of each director is set out below.

Joan Sullivan Garrett. Ms. Garrett has served as our Chief Executive Officer since founding the Company in 1985 through 8 March 2006 and as our Chairman since 1987. From 1985 to 2004 Ms. Garrett served as our President as well. A critical care registered flight nurse and chief medical officer with more than 15 years medical experience, Ms. Garrett created the first emergency medical global response center, MedLink, where medical emergencies are managed by a team of board-certified emergency physicians. Ms. Garrett has consulted with airlines and governing bodies such as British Airways and the U.S. Federal Aviation Administration on health and safety-related projects and issues. She serves as Vice-Chairman on the Board of Governors for the Flight Safety Foundation, has provided congressional testimony, and is a corporate member of the National Business Aviation Association. Ms. Garrett has been a long-time member and director of the International Aviation Women's Association, the Aerospace Medical Association and the International Society of Travel Medicine. Ms. Garrett graduated from Mesa Community College with an AA degree in nursing. Additionally, she has taken various Global Leadership courses through the Executive Education Program at Thunderbird, the Garvin School of International Management.

James E. Lara. Mr. Lara has served as our President, Chief Operating Officer and member of the board of directors since he joined the Company in November 2004. Prior to joining as our President, Mr. Lara served on our board of directors from 1996 to May 2004. An airline transport pilot and certified International Captain, Mr. Lara served as Vice President, Aviation and Travel for Sea Ray Boats, a manufacturer of fiberglass pleasure boats and yachts, from June 1986 through March 2002. In his role as Vice President, Aviation and Travel, Mr. Lara was responsible for executive, fiscal and operational management. From January 2002 through December 2004, Mr. Lara served as a principal in Gray Stone Associates, Inc., a management consulting firm specializing in fiscal and operational performance improvement for services sector firms. Mr. Lara graduated from San Francisco State University with a BS degree in business management with a computer science emphasis and math minor.

Terry Giles. Mr. Giles has served as a non-executive and independent member of the board of directors of the Company since May 2004. He is the Chairman of the Audit and Corporate Governance Committee and is a member of the Nominations and Compensation Committee. Mr. Giles is the audit committee financial expert. Mr. Giles has been a corporate executive, an entrepreneur, and a consultant in the banking, technology, and distribution industries. He has served as the Senior Vice President and Chief Financial Officer of Lincoln First Bank (now part of J.P. Morgan Chase), of Great Western Bank and of First Commercial Savings and Loan Association. He has also served as the Senior Vice President, Finance and Administration and Chief Financial Officer of MicroAge, Inc., and as Manager of Intec, LLC. In addition to accounting, control, treasury, investment, and planning duties, his corporate responsibilities have included information technology, human resources, legal, and various administrative functions. His career experience includes positions in large, mid-sized, and small corporations. Mr. Giles holds a BS degree and a MBA degree in Finance from the University of Rochester. He also served as an officer in the U.S. Navy.

Dr. Roy Herberger, Ph.D. Dr. Herberger has served as a non-executive and independent member of the board of directors of the Company since May 2004. He is the Chairman of the Nominations and Compensation Committee and is a member of the Audit and Corporate Governance Committee. Dr. Herberger recently retired as President of Thunderbird, the Garvin Graduate School of International Management, a position he has held since 1989. Dr. Herberger's experience includes research and consultancies with several major Asian corporations. His articles in international business negotiations have appeared in U.S. and international academic and business periodicals. Dr. Herberger has served on numerous councils and committees focused on economic development, and sits on the boards of several corporations as follows: PinWest Capital Corp, Action Performance, InterCard Wireless and Direct Merchants Credit Card Bank. InterCard Wireless, a public company in Australia, entered receivership in Australia on August 9, 2004 and has yet to come out of receivership. He also serves on the board of Forest Highlands Foundation and the Mayo Clinic. Dr. Herberger earned his Bachelor and Master's degrees in Business from the University of Texas at Austin and his Doctorate in Marketing from the University of Colorado.

James Allen Williams. Mr. Williams was appointed to our board on 21 December 2005 in accordance with the Letter Agreements between Best Dynamic Services Limited ("BDS") and Joan Sullivan Garrett. Pursuant to the Letter Agreements, BDS and Ms. Garrett have agreed to use best efforts to assure that Mr. Williams will be designated as our Chief Executive Officer as of effectiveness of the consent resolutions (twenty days after the date we mail the definitive Information Statement to our shareholders). Mr. Williams was so designated on 8 March 2006. Mr. Williams served as Executive Vice President and General Manager of International SOS Assistance, Inc. ("ISOS"), an emergency medical assistance company, from March 1999 through December 2004. From December 2004 through October 2005, Mr. Williams served as President and Chief Operating Officer, Americas Region, of ISOS. From October 2005 through February 2006, Mr. Williams served as Group Director for Health and Safety Market Development for ISOS. Mr. Williams' corporate responsibilities for ISOS have included the consolidation of United States ISOS operations, building a professional management team, direct oversight of ISOS' operations in North, Central and South America and development of health and safety commercial strategy and capabilities for the oil and gas industries and the commercial and military aviation sectors. Mr. Williams earned his Bachelor of Science degree in Mechanical Engineering from North Carolina State University.

Independence of Directors

The independence of directors is reviewed at least annually and when interests are disclosed. The independence tests demand that a non-executive director is not a substantial shareholder, or associated with a substantial shareholder, of MedAire; has not been an executive of MedAire within the past three years; has not been a principal of a material professional advisor or consultant to MedAire within the past three years; is not a material supplier or customer of MedAire, or associated with a material supplier or customer; has no material contractual relationship with MedAire, except as a director; has not served on the Board for a period which could prejudice his/her credibility to act in the best interest of MedAire; and is free from any interest, business or relationship which could prejudice his/her ability to act in the best interests of MedAire.

In June 2005, one of our independent non-executive directors resigned at which time we became non-compliant with the recommendation that the majority of board members be independent. In December 2005, the Board determined that only two non-executive directors were independent under the guidelines. The third non-executive director was impaired as they are associated with a substantial shareholder of MedAire. Therefore the Company does not comply with Recommendation 2.1.

Board Committees

Two Board Committees have been established to assist the Board in discharging its responsibilities as follows:

The Audit and Corporate Governance Committee, comprised solely of non-executive, independent directors, operates in accordance with its Board approved charter, a copy of which is available on the Company's website.

The principle functions of the audit and corporate governance committee include reviewing and making recommendations to the Board and assisting in the discharge of its responsibilities relating to accounting policy and procedure. The committee's responsibilities include assessing the adequacy of accounting, financial and operating controls, reviewing the performance of external auditors and examining their evaluation of internal controls and management's response.

The audit and corporate governance committee is chaired by Mr. Gregory Bell and currently has two other members, Mr. Terry Giles and Dr. Roy Herberger. The board considers that these members have appropriate financial expertise and understanding of the markets in which the Company operates.

The Chief Executive Officer, President, Chief Financial Officer and the Company's external auditors are invited to audit and corporate governance committee meetings at the discretion of the committee. The committee typically meets four to five times each year.

The Nomination and Compensation Committee, comprised solely of non-executive, independent directors, operates in accordance with its Board approved charter, a copy of which is available on the Company's website.

The principle functions of the nomination and compensation committee are to assess the desirable competencies of the Board members, review Board succession plans, provide a framework for the evaluation process of the performance of the Board, individual directors, the chief executive and senior executive management and to make recommendations for the appointment and removal of directors. The committee also assists the Board in ensuring that the Company's compensation levels are appropriate and sufficient to attract and retain the directors and key executives needed to run the Company.

The nomination and compensation committee is chaired by Dr. Roy Herberger and currently has one other member, Mr. Terry Giles.

The committee meets at least annually with additional meetings being convened as required.

Principle 3:
Promote ethical and responsible decision making

MedAire insists on all directors and employees acting in an ethical manner and observing the highest standards of integrity. The Board has established a code of conduct which applies to all directors and employees. A key element of that code is the requirement that directors and all employees act in accordance with the law and with the highest standards of propriety. The code is reviewed annually and is available on the Company's website.

The Policy on Securities Trades by MedAire Personnel prohibits employees from buying or selling MedAire securities if they have, or believe they may have, price sensitive information. To provide assistance in preventing inadvertent violations, all transactions in company securities by directors and employees are subjected to a formal approval process. This policy is reviewed annually and is available on the Company's website.

Principle 4:
Safeguard integrity in financial reporting

The CEO and CFO state in writing to the Board that the Company's financial statements present a true and fair view, in all material respects, of the financial condition and operational results and are in accordance with the relevant accounting standards.

Details of the Audit and Corporate Governance Committee and the qualifications of its members are set out under Principle 2.

Principle 5:
Make timely and balanced disclosure

MedAire has an established practice of providing timely and relevant information to shareholders. The Continuous Disclosure Policy posted on the company's website confirms MedAire's commitments to an efficient and informed market. The Company makes regular announcements to the market on commercial activities which may have a direct influence on the share price. Presentations that are made to analysts or investors are posted on the Company's website. Presentations and all other announcements are sent to the ASX prior to the release into the public domain. The Company Secretary is responsible for communications with the ASX.

Principle 6:
Respect the rights of shareholders

The Company endeavours to keep its shareholders fully informed of matters likely to be of interest to them. It does this through:

- Reports to the ASX, SEC and the press;
- Quarterly, half-yearly and yearly results announcements;
- Annual Reports; and
- Information provided to analysts and investors

All of the above are available on the Company's website and shareholders are encouraged to contact MedAire to provide their email addresses to enable them to receive reports and announcements without delay.

The Company welcomes questions from shareholders at any time and these will be answered within the confines of information that is not market sensitive or already is in the public domain.

The external auditor attends the Annual General Meeting each year and is available to answer shareholder questions.

Principle 7:
Recognize and manage risk

MedAire constantly balances its obligations and desire to create wealth for shareholders with the risks involved in the business development opportunities it pursues. MedAire aims to manage its risk at an acceptable level according to Company objectives by ensuring that all significant risks are identified and managed appropriately within the organization. This is reflected in the formal Risk Management Policy and the Audit and Corporate Governance Committee charter that can be found on the Company's website. A formal risk review process was established during the 2005 financial year,. This is an annual process to enable the Board to manage and identify risks.

Principle 8:
Encourage enhanced performance

The process for the performance evaluation of the Board, its committees and members, and executives is available on the company's website. The review process for the 2005 financial year for the Board, its committees and members occurred during the December 2005 Board meeting. The review of the Company's executives will occur after the close of the 2005 financial year.

Board

The performance of the Board and the individual non-executive directors will be reviewed each year through written feedback collected by the Chairperson or an external facilitator .

Executives

All MedAire executives participate in an annual performance review as detailed in the Performance Evaluation Policy posted on the company's website. This formal process reviews individual performance against predetermined objectives. Objectives for the forthcoming period are also established during this process.

Principle 9:
Remunerate fairly and responsibly

The Board has established a compensation committee that meets at least annually to review the compensation policies of the Company.

Details of the Nomination and Compensation committee and the qualifications of its members are set out under Principle 2.

Principle 10:
Recognize the legitimate interest of shareholders

MedAire recognizes its obligations to shareholders and its performance in this regard is formally documented in the Company's Code of Conduct. This is referred to in more detail under Principle 3.

SHAREHOLDER INFORMATION AS OF 30 MARCH, 2006

Substantial Shareholders

An extract of the Company's register of substantial shareholders is set out below.

20 Largest Shareholders

	Shares	%
Connemara, LLC	18,676,065	32.51
Bell Potter Nominees	12,055,283	20.98
ANZ Nominees Limited	6,063,971	10.55
Tay Hak Leong	2,791,417	4.86
Wai Fong Lee	2,506,732	4.36
G&J Poole Pty Ltd	1,830,000	3.19
LF Private Equity	1,722,000	3.00
Best Dynamic Services Limited	1,427,866	2.49
Madam Lim Gek Kuan	622,994	1.08
Baskington Pty Ltd	555,475	0.97
John Gilbert McCormack	510,000	0.89
Mastiff Nominees Pty Ltd	484,267	0.84
Hammond Royce Corporation Pty Ltd	457,496	0.80
Merrill Lynch	315,652	0.55
John Gilbert McCormack and Janice Esme McCormack	290,000	0.50
Peter Jon Grierson	265,835	0.46
Phillip Securities Pte Ltd	250,000	0.44
Rosh Hagiborim Pty Ltd	250,000	0.44
UOB Kay Hian Pte Ltd	240,900	0.42
William Cleugh	200,000	0.35
Total top 20 shareholders	**51,515,953**	**89.68**

DISTRIBUTION OF SHARE HOLDINGS

	Number of shares
1 - 1,000	1,344
1,001 – 5,000	179
5,001 – 10,000	59
10,001 – 100,000	90
100,001 – and over	32
Total	1,704

Classes of Issued Shares

The Company's fully paid shares are of one class with equal voting rights.

Voting Rights

The voting rights attaching to the ordinary shares are governed by the Company's Bylaws. Every person present who is a member or representative of a member as of the Record Date shall have one vote and on a poll, every member present in person or by proxy or by attorney or duly authorised representative shall have one vote for each share held. None of the options has any voting rights.

DIRECTORS' DECLARATION

In the opinion of the directors of MedAire, Inc.:

1. The financial statements and notes of the consolidated entity, set out on pages 19-44:

   (a) Give a true and fair view of the financial position of the Company as of 31 December 2005 and of the performance, as represented by the results of their operations and the cash flows, for the year ended on that date; and

   (b) Are in conformity with accounting principles generally accepted in the United States of America; and

2. There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of directors:

James Allen Williams
Chief Executive Officer
Tempe, Arizona, USA, this 30 day of March 2006

McGladrey & Pullen
Certified Public Accountants

Report of Independent Registered Accounting Firm

To the Board of Directors
MedAire, Inc. and Subsidiaries
Tempe, Arizona

We have audited the accompanying consolidated balance sheets of MedAire, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of MedAire, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements, taken as a whole, presents fairly in all material respects the information set forth therein.

McGladrey & Pullen, LLP

Phoenix, Arizona
March 30, 2006

McGladrey & Pullen, LLP is a member firm of RSM _International
— an affiliation of separate and independent legal entities.

MEDAIRE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2004

	2005	2004
ASSETS (Note 4)		
CURRENT ASSETS		
Cash and cash equivalents	$ 1,457,010	$ 1,140,632
Restricted cash (Note 4)	500,000	—
Accounts receivable, net of allowance for doubtful accounts of $309,000 and $210,000 at December 31, 2005 and 2004, respectively	3,960,678	4,937,753
Unbilled revenue	777,017	997,279
Inventory	431,488	465,409
Income taxes receivable	—	148,870
Held for sale – Assets (Note 16)	1,265,752	1,376,731
Prepaids and other current assets	1,203,852	615,082
Total current assets	9,595,797	9,681,756
EQUIPMENT AND LEASEHOLD IMPROVEMENTS, net (Notes 2 and 7)	1,767,321	2,013,759
GOODWILL	795,466	795,466
IDENTIFIABLE INTANGIBLES, net (Note 3)	263,356	367,556
DEPOSITS	111,187	50,589
OTHER LONG TERM ASSETS	100,000	100,000
	$ 12,633,127	$ 13,009,126
CURRENT LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Line of credit (Note 4)	$ —	$ 200,000
Current maturities of capital lease obligations (Note 7)	7,259	72,091
Held for sale – Liabilities (Note 16)	537,432	905,892
Accounts payable (Note 10)	573,517	959,839
Accrued expenses (Note 10 and 15)	2,455,515	2,120,582
Current liabilities before deferred revenue	3,573,723	4,258,404
Current portion of deferred revenue	5,426,121	5,373,029
Total current liabilities	8,999,844	9,631,433
LONG TERM CAPITAL LEASE OBLIGATIONS, less current maturities (Note 7)	13,497	20,756
DEFERRED REVENUE, less current portion	910,556	896,655
COMMITMENTS AND CONTINGENCIES (Notes 7, 11 and 13)		
STOCKHOLDERS' EQUITY (Notes 6 and 12)		
Common stock; voting, $.001 par value; 100,000,000 shares authorized 57,453,583 and 55,007,726 shares, respectively, issued and outstanding at December 31, 2005 and 2004	57,454	55,008
Preferred stock; voting, $.001 per share; 10,000,000 shares authorized, none issued	—	—
Additional paid-in capital	6,142,442	5,501,223
Accumulated deficit	(3,278,267)	(2,883,369)
Accumulated other comprehensive loss	(212,399)	(212,580)
Total stockholders' equity	2,709,230	2,460,282
	$ 12,633,127	$ 13,009,126

See Notes to Consolidated Financial Statements.

MEDAIRE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Revenues, net			
Services	$ 19,022,266	$ 15,996,440	$ 10,080,089
Equipment	5,931,951	6,431,748	5,217,537
Education	3,409,164	2,930,168	2,300,136
Total revenues, net	28,363,381	25,358,356	17,597,762
Costs of revenues			
Services	12,344,089	10,835,757	6,391,167
Equipment (Note 10)	4,222,814	4,448,346	4,084,415
Education	1,814,396	1,690,619	1,529,243
Total costs of revenues	18,381,299	16,974,722	12,004,825
Gross profit	9,982,082	8,383,634	5,592,937
Operating expenses			
Sales and marketing	4,523,853	4,157,571	3,723,816
General and administrative (Note 10)	5,195,090	3,341,371	2,201,412
Fees to MedCrew, a related party (Note 10)	—	—	360,000
Compensation to related party (Note 14)	—	—	714,567
Depreciation and amortization	953,604	995,501	596,109
Total operating expenses	10,672,547	8,494,443	7,595,904
Operating loss	(690,465)	(110,809)	(2,002,967)
Other income (expense)			
Gain on sale of mining rights (Note 7)	273,465	66,900	98,823
Gain on sale of marketable securities	—	—	22,251
Interest income	42,959	23,116	21,759
Interest expense	(20,857)	(43,069)	(77,304)
Total other income	295,567	46,947	65,529
Net loss before income taxes	(394,898)	(63,862)	(1,937,438)
Income tax expense (benefit) (Note 8)	—	958,437	(866,600)
Net loss before minority interest	(394,898)	(1,022,299)	(1,070,838)
Minority interest in net income of consolidated subsidiary	—	—	(149,454)
Net loss	$ (394,898)	$ (1,022,299)	$ (1,220,292)
Net loss per common share, basic and diluted	$ (0.01)	$ (0.02)	$ (0.02)
Weighted average number of shares used in computation:			
Basic	56,705,004	54,135,355	48,860,986
Diluted	56,705,004	54,135,355	48,860,986

See Notes to Consolidated Financial Statements.

MEDAIRE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Net loss	$ (394,898)	$ (1,022,299)	$ (1,220,292)
Other comprehensive income (loss)			
Currency translation adjustment	181	(75,860)	(136,720)
Comprehensive loss	$ (394,717)	$ (1,098,159)	$ (1,357,012)

See Notes to Consolidated Financial Statements.

MEDAIRE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2005, 2004 and 2003

	Number of Shares of Common Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Comprehensive Other Loss	Total Equity
Balance at December 31, 2002 (Note 6)	36,619,516	$ 36,620	$ 1,610,657	$ (640,778)	$ (53,445)	$ 953,054
Issuance of common stock for acquisition (Note 14)	10,753,765	10,754	497,495	—	—	508,249
Issuance of common stock for cash (Note 6)	6,000,000	6,000	2,960,980	—	—	2,966,980
Issuance of common stock for compensation (Note 6)	16,000	16	10,211	—	—	10,227
Exercise of stock options (Note 12)	30,000	30	7,470	—	—	7,500
Net loss for the year ended December 31, 2003	—	—	—	(1,220,292)	—	(1,220,292)
Realized gain on investment in Global Doctor Limited	—	—	—	—	53,445	53,445
Non-qualified stock option expense	—	—	834	—	—	834
Foreign currency translation adjustments, net of tax ($91,000)	—	—	—	—	(136,720)	(136,720)
Balance at December 31, 2003	53,419,281	53,420	5,087,647	(1,861,070)	(136,720)	3,143,277
Net loss for year ended December 31, 2004	—	—	—	(1,022,299)	—	(1,022,299)
Exercise of stock options (Note 12)	1,588,445	1,588	413,159	—	—	414,747
Non-qualified stock option expense (Note 12)	—	—	417	—	—	417
Foreign currency translation adjustments	—	—	—	—	(75,860)	(75,860)
Balance at December 31, 2004	55,007,726	55,008	5,501,223	(2,883,369)	(212,580)	2,460,282
Net loss for year ended December 31, 2005	—	—	—	(394,898)	—	(394,898)
Exercise of stock options (Note 12)	2,445,857	2,446	641,219	—	—	643,665
Foreign currency translation adjustments	—	—	—	—	181	181
Balance at December 31, 2005	57,453,583	$ 57,454	$ 6,142,442	$ (3,278,267)	$ (212,399)	$ 2,709,230

See Notes to Consolidated Financial Statements.

MEDAIRE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss	$ (394,898)	$ (1,022,299)	$ (1,220,292)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	953,604	995,501	596,106
Deferred income taxes	—	1,114,300	(941,900)
Bad debt expense	99,832	68,218	38,641
Realized gain on sale of marketable securities	—	—	(53,445)
Minority interest in income of consolidated subsidiary	—	—	149,454
Compensation 2003; paid 2004 — MedSpace	—	(714,567)	714,567
Stock option compensation	—	417	834
Stock compensation expense	—	—	10,227
Loss on disposal of assets	2,597	680	1,046
Changes in working capital components:			
Accounts receivable	744,723	(1,702,455)	(1,773,480)
Unbilled revenue	220,263	(872,147)	120,818
Inventory	23,572	(26,215)	(79,224)
Income taxes receivable	148,976	(60,976)	(74,605)
Prepaids and other current assets	(581,721)	88,054	(693,011)
Deposits	(63,825)	(15,429)	673
Accounts payable and accrued expenses	(23,818)	369,224	1,339,236
Income taxes payable	—	—	(82,687)
Deferred revenue	64,560	1,196,019	2,106,362
Net cash provided by (used in) operating activities	$ 1,193,865	$ (581,675)	$ 159,320
CASH FLOWS FROM INVESTING ACTIVITIES			
Net cash received in acquisition of Global Doctor	$ —	$ —	$ 120,224
Cash paid for the accrual of the MedSpace acquisition	—	(387,474)	—
Purchase of equipment and leasehold improvements	(418,154)	(1,492,137)	(390,604)
Additional trademark costs	—	—	(2,128)
Proceeds from sale of marketable securities	—	—	133,260
Purchase of assets of Medical Advisory Services (MAS)	—	(386,005)	—
Proceeds from sale of fixed assets	2,247	—	—
Restricted cash	(500,000)	—	—
Purchase of long term assets	—	(100,000)	—
Net cash used in investing activities	$ (915,907)	$ (2,365,616)	$ (139,248)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from sale of common stock shares	$ —	$ —	$ 2,966,980
Proceeds from exercise of common stock options	643,665	414,747	7,500
Proceeds from line of credit	—	650,000	1,600,000
Payments on line of credit	(200,000)	(450,000)	(1,700,000)
Repayment of debt	(377,000)	(246,227)	(148,723)
Repayment of capital lease obligation	(72,091)	(80,135)	(71,288)
Net cash (used in) provided by financing activities	$ (5,426)	$ 288,385	$ 2,654,469
Effect of foreign currency exchange rate changes on cash and cash equivalents	(16,593)	41,382	133,964
Net increase (decrease) in cash and cash equivalents	255,939	(2,617,524)	2,808,505
Cash and cash equivalents at beginning of year	1,334,999	3,952,523	1,144,018
Cash and cash equivalents at end of year	1,590,938	1,334,999	3,952,523
Cash and cash equivalents at end of year associated with Global Doctor	(133,928)	(194,367)	(143,828)
Cash and cash equivalents at end of year without held for sale assets	$ 1,457,010	$ 1,140,632	$ 3,808,695

See Notes to Consolidated Financial Statements.

MEDAIRE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
SUPPLEMENTAL CASH FLOW DISCLOSURES			
Cash paid during the year for interest	$ 17,000	$ 30,309	$ 63,539
Cash paid during the year for taxes	$ —	$ 2,000	$ 64,811
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES			
Shares issued in lieu of cash compensation	$ —	$ —	$ 7,486
Assets acquired under capital lease obligation	$ —	$ —	$ 35,556
Acquisition of Global Doctor: Cash purchase price	$ —	$ —	$ 6,210
Working capital acquired, net of cash and cash equivalents of $126,434	$ —	$ —	$ (299,612)
Fair value of other assets acquired, principally goodwill, intangible assets and equipment	$ —	$ —	$ 2,045,240
Long-term debt assumed	$ —	$ —	$ (597,402)
Purchase of assets of Medical Advisory Services (MAS):			
Cash purchase price	$ —	$ 386,005	$ —
Working capital acquired	$ —	$ (33,995)	$ —
Fair value of other assets acquired, principally intangible assets	$ —	$ 420,000	$ —
Acquisition of Minority Interest of MedSpace:			
Amount accrued in accounts payable	$ —	$ —	$ 387,474

See Notes to Consolidated Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business:

Established in 1985, the Company provides fully integrated health, safety and security solutions to companies that are responsible for employees, customers and guests who are at risk as a result of living, working or traveling away from home. These solutions are comprised of three major components: 24/7/365 situation management, which includes services, such as real-time medical and security advice and assistance, training and education and medical resources such as medical kits. The Company is an Arizona-based corporation with both domestic and international operations and customers.

Principles of consolidation:

The consolidated financial statements as of and prior to December 31, 2003 include the consolidated accounts of MedSpace, Inc. (MedSpace), which was 46% owned by MedAire, Inc. and 5% owned by the CEO and founder of MedAire, Inc. In December 2003, a transaction was entered into to purchase the remaining 54% of MedSpace not previously owned. Effective December 31, 2003, MedSpace was merged into the Company (see Note 14).

In January 2003, a transaction was completed to merge with Global Doctor Limited (Global Doctor), located in Perth, Australia. Global Doctor primarily operates a network of international clinics in Asia.

On April 16, 2002, MedAire Limited, a wholly owned subsidiary, was formed to do business in the United Kingdom.

Effective December 2005, Global Resources, Inc., a newly formed wholly owned subsidiary of MedAire, Inc., formed initially for purposes of holding the Company's mining rights sale agreement, is included in the consolidated financial statements. Currently, Global Resources does not hold any assets or liabilities, nor is it engaged in any activity.

All accounts of the Company and its wholly owned subsidiaries are included in the consolidated financial statements for the appropriate periods. All significant inter-company transactions and accounts have been eliminated in consolidation.

Use of estimates:

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions made by management are used for, but not limited to, deferred revenue, deferred income taxes, identifiable intangibles and goodwill.

Expression of currency:

All amounts are shown in US currency, unless otherwise noted.

Revenue recognition:

The Company recognizes revenue upon shipment of its products or as services are performed. Shipping and handling charges to customers are included in revenue. Shipping and handling costs incurred by the Company are included in costs of revenues. The Company provides products and services to its customers on a contract basis, normally covering one to five-year periods. Revenue on products is recognized when the equipment is shipped, while billings on the service portion of the contract are recorded as deferred revenue and recognized on a straight-line basis over the life of the contract.

In conjunction with Emerging Issues Task Force ("EITF") 00-21, "Revenue Arrangements with Multiple Deliverables", revenue from multiple-deliverable arrangements are accounted for as separate units of accounting as the delivered items have value on a stand alone basis, if there is objective and reliable evidence of the fair value, and delivery or performance of the undelivered item is probable and in the Company's control.

GlobaLifeline is a program designed to meet the medical, security and travel assistance needs of companies with employees who work, travel or live within the international community. Revenue from GlobaLifeline services includes membership and access fees, patient consultations, evacuations, security services and web based information services. These revenues and costs are part of services on the financial statements. Cost of service revenue consists primarily of the cost of providing 24/7/365 access and medical and security services to customers, including clinic operations and the operation of our Global Response Center.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Gain on the sale of the mining rights sales agreement is recorded when the cash is received. This income is not considered earned until received due to a cancellation clause in the sale agreement. The final cash (AUD $1,000,000) is not payable until and unless the buyer commences commercial mining operations.

Cash equivalents:

Cash equivalents include money market accounts and other short-term investments with an original maturity of three months or less.

Restricted Cash:

The Company is required as a covenant on its line of credit, (see note 4), to maintain a $500,000 compensating balance on deposit with the financial institution.

Concentration of cash:

At certain times, the Company maintains amounts on deposit in financial institutions in excess of federal deposit insurance limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents. However, the Company did transfer $1,000,000 to another financial institution subsequent to December 31, 2005.

Accounts receivable:

Accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Accounts receivable are written off when deemed uncollectible. Based on the information available, the Company believes the allowance for doubtful accounts as of December 31, 2005 and 2004 is adequate. Recoveries of accounts receivable previously written off are recorded when received.

Interest is not charged on accounts receivable.

Unbilled revenue represents revenue earned but not yet invoiced. The majority of the balance relates to Commercial Airline crew support and other health and security cases that are unbilled at the end of the reporting period. The remaining balance relates to training and other revenue earned in the period but not invoiced.

Inventory:

Inventory, which consists primarily of medical kits and supplies, automatic external defibrillators, and pharmaceuticals is stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Identifiable intangibles and goodwill:

Statement of financial accounting standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), prescribes a two-step process for impairment testing of goodwill on an annual basis or more often if a triggering event occurs and long-lived assets only when a triggering event occurs. The first step tests for impairment, while the second step, if necessary, measures the amount of impairment. Goodwill is not amortized. There were indicators of impairment in the year ended December 31, 2005; however, no impairment existed at that period.

In assessing the recoverability of goodwill and intangible assets, the Company must make assumptions about the estimated future cash flows and other factors to determine the fair value of these assets. The annual testing date is December 31.

Assumptions about future revenue and cash flows require significant judgment because of the current state of the economy, the fluctuation of actual revenue and the timing of expenses. The Company's management develops future revenue estimates based on historical trends and market available. Estimates of future cash flows assume that expenses will grow at rates consistent with historical rates.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Goodwill represents the cost in excess of the fair value of net assets acquired in business combinations. Licenses and other intangibles, which have definitive lives, are amortized using the straight-line method over their contractual lives or their estimated useful life if shorter. Goodwill and intangibles with indefinite lives are subject to an impairment test, based on fair value, at least annually. We evaluate goodwill and other intangibles for impairment annually, and when impairment indicators arise, in accordance with SFAS 142. For goodwill, we first compare the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds the fair value of a reporting unit, additional tests would be used to measure the amount of impairment loss, if any. We use a present value technique to measure reporting unit fair value. If the carrying amount of any other intangible asset exceeds its fair value, we would recognize an impairment loss for the difference between fair value and the carrying amount.

Identifiable intangibles have the following estimated useful lives:

Software	1 to 3 years
Permits and agreements	2 to 7 years
Customer list and contracts	5 years
Other	1 to 5 years
Tradename and trademarks	5 to 7 years

Intangible assets subject to amortization are amortized on a straight line method over their useful lives (see Note 3).

Subsequent events:

On January 18, 2006, the Company's board of directors approved the sale of the Global Doctor clinic operations to a buyer led by current management of such operations. Based on this approval, the Company and Global Health Care Pty Ltd executed a definitive Share Sale Agreement documenting the terms of the sale of all the Company's shares in the subsidiaries that operate the Company's Global Doctor clinic operations in exchange for US $1,000,000, $50,000 of which was received related to the execution of the agreement, and the balance of which is due and payable at a closing to be held within 60 days of execution. In December 2005, the Company began the transfer of the mining rights sale agreement from Global Doctor to MedAire. At the closing date, the Company expects the gain on the sale of the Global Doctor clinic operations to be approximately $150,000 to $250,000, depending on the net assets at the closing date. After the disposition, the Company expects the impact on its go-forward financial statements to be a decrease to revenue of approximately $3.5 million and a decrease to pre-tax loss of approximately $0.5 million on an annual basis, however; the Company will be entering into a preferred provider agreement with the new owners, and expect additional revenues as provider services are utilized in the Company's service offering to clients.

On January 27, 2006, a majority of the Company's shareholders entered into an agreement that resulted in an effected change in control via the Company's board of directors. In addition to the change of board member composition, this transaction replaced the Company's then current Chief Executive Officer, Joan Sullivan Garrett, entered into new employment agreements with the then current Chief Executive Officer, Joan Sullivan Garrett and Chief Operating Officer, James E. Lara, which included changes to the warrants previously issued to Mr. Lara, and effected immediate vesting to all outstanding options issued pursuant to the Company's 1998 Key Employee Stock Option Plan. Expense of approximately $180,000 and $260,000, respectively, is expected to be recorded in January 2006 related to the change in warrants issued and immediate vesting on options previously issued.

Other long term assets:

Other long term assets represent a strategic investment in an untraded company. The $100,000 investment is comprised of $6,000 in stock and a $94,000 note receivable with no stated repayment terms or interest. The asset is valued using the cost method.

Fair value of financial instruments:

Cash and cash equivalents, receivables, accounts payable, and debt, are carried at amounts that reasonably approximate their fair values at December 31, 2005 and 2004.

It is not practical to estimate the fair value of an investment of an untraded company, included in other long term assets, which is carried at its total original cost of $100,000, but the fair value could be less than the original cost.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Equipment and leasehold improvements:

Equipment and leasehold improvements are recorded at cost and are primarily being depreciated over three to seven years, using the straight-line method. Leasehold improvements are amortized over their useful estimated economic lives or the term of the lease, whichever is shorter.

Replacements and betterments are capitalized, while maintenance and repairs are expensed as incurred. It is the Company's policy to include amortization expense on assets acquired under capital leases with depreciation expense on owned assets.

Fixed assets not yet placed in service represent additional enterprise wide software system modules to be implemented and databases under development.

Deferred rent:

Certain operating leases require escalating rent payments over the lease term. The total rent payments are divided by the total number of months to compute an amount, which is charged to expense on a straight-line basis over the lease term. The deferred rent liability included in accrued expenses on the accompanying balance sheets occurs when the monthly straight-line expense is greater than the monthly rent paid.

Off-balance sheet financing and liabilities:

Other than lease commitments, legal contingencies incurred in the normal course of business and employment contracts for key employees, the Company does not have any off-balance sheet financing arrangements or liabilities. The Company does not have any majority owned subsidiaries or any interest in, or relationships with, any material variable interest entities.

Stock options:

The Company has a stock-based employee compensation plan, which is described in more detail in Note 12. The Company generally grants stock options for a fixed number of shares to employees and directors with an exercise price equal to the fair market value of the shares at the date of grant. The Company accounts for stock option grants to employees and directors under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations, as allowed by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The Company has adopted the disclosure-only provisions of SFAS 123 as amended by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure", which does not require compensation to be recorded if the consideration to be received is at least equal to the fair value of the common stock to be received at the measurement date. Under the requirements of SFAS 123, non-employee stock-based transactions require compensation to be recorded based on the fair value of the securities issued or services rendered whichever is more reliably measured. Awards under the plan generally vest over periods ranging from immediate vesting to five years, depending upon the type of award. The following table illustrates the effect on net loss and, as allowed by SFAS 123 earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period presented, using the Black-Scholes valuation model:

	December 31, 2005	December 31, 2004	December 31, 2003
Net loss:			
As reported	$ (394,898)	$ (1,022,299)	$ (1,220,292)
Adjustment for stock based employee compensation expense determined under fair value based method, net of related tax effects	(86,043)	(128,878)	(133,842)
Proforma net loss	$ (480,941)	$ (1,151,177)	$ (1,354,134)
Loss per share basic and diluted:			
As reported	$ (0.01)	$ (0.02)	$ (0.02)
Proforma	$ (0.01)	$ (0.02)	$ (0.03)

Note 1. Nature of Business and Significant Accounting Policies (continued)

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123R, "Share-Based Payments" ("SFAS 123R"). SFAS 123R is a revision of SFAS 123, and supersedes APB 25. Among other items, SFAS 123R eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. The effective date of SFAS 123R is January 1, 2006. SFAS 123R permits companies to adopt its requirements using either a "modified prospective" method, or a "modified retrospective" method. Under the "modified prospective" method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS 123R for all share-based payments granted after that date, and based on the requirements of SFAS 123 for all unvested awards granted prior to the effective date of SFAS 123R. Under the "modified retrospective" method, the requirements are the same as under the "modified prospective" method, but also permits entities to restate financial statements of previous periods based on proforma disclosures made in accordance with SFAS 123.

The Company currently utilizes a standard option pricing model (i.e. Black-Scholes) to measure the fair value of stock options granted to employees. While SFAS 123R permits entities to continue to use such a model, the standard also permits the use of a "lattice" model. The Company has determined it will continue to utilize the Black-Scholes option pricing model, with the modified prospective method under SFAS 123R, beginning January 1, 2006. SFAS 123R also requires the Company to estimate future forfeiture rates whereas SFAS 123 did not.

SFAS 123R also requires that the benefits associated with the tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current practice. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. These future amounts cannot be estimated, because they depend on, among other things, when employees exercise stock options.

Based on stock options granted to employees through December 31, 2005, and stock options expected to be granted in future periods, the Company expects that the adoption of SFAS 123R will have a material impact on the Company's results of operations through additional compensation expense recorded as option grants vest. See Note 12 for further information on the Company's stock-based compensation plans.

Income taxes:

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Federal and state regulation:

The Company is considered a re-packager and distributor of drugs because of the medical kits it assembles and sells. As a result, the Company is subject to regulation by and licensure with the United States Food and Drug Administration (the FDA), the United States Drug Enforcement Administration (the DEA) and various state agencies that regulate wholesalers or distributors. Both the FDA and the DEA have the right, at any time, to inspect the Company's facilities and operations to determine if it is operating in compliance with the requirements for licensure and all applicable laws and regulations. In addition, the Company is audited annually by the DEA and the Arizona State Board of Pharmacy. Although management believes appropriate steps are taken to ensure compliance, the Company cannot be assured it will not face fines or penalties, or loss of license if its compliance efforts are determined to be inadequate.

Reclassifications:

Certain amounts have been reclassified to be consistent with the presentation for all periods, with no effect on the net loss or stockholders' equity.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Deferred revenue:

The Company provides products and services to its customers on a contract basis, normally covering one to five-year periods.

Revenue on products is recognized when the equipment is shipped, while revenue on the service portion of the contract is recorded as deferred revenue and recognized on a straight-line basis over the life of the contract.

Advertising costs:

Advertising and promotion costs, which totaled approximately $536,000, $320,000 and $285,000 during the twelve months ended December 31, 2005, 2004 and 2003, respectively, are expensed as incurred.

Legal costs:

Amounts incurred for legal costs that pertain to loss contingencies are expensed as incurred.

Net loss per common share:

Net loss per common share has been computed on the basis of the weighted-average number of common shares outstanding during each period presented. At December 31, 2005, 2004, and 2003, common shares issuable upon exercise of the employee stock options (see Note 12), and at December 31, 2004 the effect of the convertible unsecured note payable (500,000 shares) (see Note 5) have not been included in the computation because their inclusion would have had an antidilutive effect applicable to the net loss.

Note 2. Equipment and Leasehold Improvements

Equipment and leasehold improvements consist of the following:

	December 31, 2005	December 31, 2004
Furniture and fixtures	$ 1,229,166	$ 1,097,711
Computer equipment and software	2,701,380	2,599,469
Leasehold improvements	192,055	147,469
Vehicles	18,771	18,771
Fixed assets not yet placed in service	550,724	452,088
	4,692,096	4,315,508
Less accumulated depreciation	2,924,775	2,301,749
	$ 1,767,321	$ 2,013,759

Note 3. Identifiable Intangibles

Identifiable intangibles and the associated accumulated amortization are as follows at December 31, 2005:

	Weighted-Average Remaining Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Software	1.7 years	$ 15,000	$ 10,625	$ 4,375
Permits and agreements	3.5 years	150,000	50,625	99,375
Tradename and trademarks	3.0 years	67,091	60,121	6,970
Customer list and contracts	3.5 years	195,000	65,812	129,188
Other	0.8 years	60,000	36,552	23,448
		$ 487,091	$ 223,735	$ 263,356

Note 3. Identifiable Intangibles (continued)

Identifiable intangibles and the associated accumulated amortization are as follows at December 31, 2004:

	Weighted-Average Remaining Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Software	2.3 years	$ 15,000	$ 5,729	$ 9,271
Permits and agreements	4.5 years	150,000	20,624	129,376
Tradename and trademarks	4.0 years	67,091	52,733	14,358
Customer list and contracts	4.5 years	195,000	26,812	168,188
Other	2.9 years	60,000	13,637	46,363
		$ 487,091	$ 119,535	$ 367,556

The aggregate amount of amortization expense for the twelve months ended December 31, 2005, 2004 and 2003 was approximately $225,000, $168,000 and $137,000, respectively.

Estimated amortization expense is as follows for the twelve months ended December 31:

2006	$ 98,000
2007	74,000
2008	69,000
2009	22,000
Thereafter	—
	$ 263,000

Note 4. Lines of Credit

The Company maintains a $1,000,000 line of credit with a bank which matures in May 2006. The line of credit was renewed in April 2005. Under the renewal, the Company is required to maintain a compensating balance with the lender of no less than $500,000. The line bears interest at the bank's prime rate (7.25% at December 31, 2005) plus .75%. The line of credit is collateralized by substantially all the assets of the Company and requires compliance with certain non-financial covenants. The line of credit contains customary events of default. If an event of default occurs and is continuing, the Company might be required to repay all amounts then outstanding under the credit facility. At December 31, 2005 and 2004 the outstanding balance was $0 and $200,000, respectively. At December 31, 2005 the Company had $1,000,000 available to borrow on the line.

Note 5. Note Payable and Pledged Assets

A summary of the Company's notes payable and collateral pledged thereon consists of the following:

	December 31, 2005	December 31, 2004
Convertible unsecured 8% note payable may be converted to common stock anytime prior to March 2005. The Company paid the note in full during July 2005	$ —	$ 393,598

The convertible, unsecured note payable allowed the holder to convert the note in whole, but not in part, on the conversion date, into shares calculated by dividing the face value of the note by the conversion price, of AUD $1.00, within five business days after delivery of the conversion notice to the Company. The holder could have exercised the conversion right by giving notice to the Company anytime after July 31, 2001, at least two days prior to the conversion date. The note was not converted and was paid in full during July 2005.

Note 6. Equity

In October 2003, the Company issued 6,000,000 shares of common stock, $0.001 par value, for $3,083,000 or $0.51 per share. The difference between the par value of the shares issued and the total proceeds received, less the expenses of the issuance was recorded as additional paid in capital.

Note 6. Equity (continued)

In September 2003, 16,000 shares of common stock were issued to executives of the Company at the trading price of the common stock on the date of grant.

The power to issue any shares of preferred stock of any class or series of any class designations, voting powers, preferences, and relative participation, optional or other rights, if any, or the qualifications, limitations or restrictions thereof shall be determined by the board of directors.

Note 7. Commitments and Contingencies

The Company's headquarters are located in Tempe, Arizona. The Company entered into a capital lease for telephone equipment with monthly payments of approximately $700 through August 2008, including interest at a rate of 8.195%. The lease is collateralized by the equipment. Total of assets under this lease was approximately $36,000 with accumulated amortization of $16,600 and $9,500 at December 31, 2005 and 2004, respectively. As of December 31, 2004, the Company had another capital lease obligation in the amount of $65,401 which was paid off in 2005. The Company has various facility leases under varying operating lease agreements with various terms and conditions which expire at various dates through December 31, 2009. The leasehold improvement incentives were paid for directly by the landlord. In addition, the Company has various other leases that expire at various dates through July 2009.

During 2002, the Company entered into a capital lease arrangement for furniture and fixtures. This lease was repaid during the year ended December 31, 2005.

Future minimum lease obligations at December 31, 2005 are as follows:

Twelve Months Ending December 31:	Capital	Operating
2006	$ 8,691	$ 693,000
2007	8,691	675,000
2008	5,794	665,000
2009	—	621,000
2010	—	25,000
Total minimum lease payments	23,176	$ 2,679,000
Amount representing interest	(2,420)	
Present value of minimum lease payments	20,756	
Less current maturities of capital lease obligations	7,259	
Long-term capital lease obligations	$ 13,497	

Rent expense, including rent under month-to-month arrangements, for the twelve months ended December 31, 2005, 2004 and 2003 was approximately $958,000, $826,000 and $788,000, respectively.

The Company has employment agreements with two key executives, through 2008, that provide post termination benefits and compensation.

The Company learned of a claim purported against its Global Doctor China clinic location from the hospital that it operates from, due to a fine assessed by the local city government, against the hospital. The purported claim was for approximately $290,000. The Company has determined that there is not enough information to assess a loss contingency and include it in the financial statements.

The Company acquired the rights to a mining tenement as part of the acquisition of Global Doctor Limited (Note 14). At the date of acquisition in January 2003, there was no value assigned to the mining rights. This basis was established due to the fact that the mining rights were sold to a third party in February 2000 and in July 2003 reverted back to Global Doctor because the previous buyer could not make the mine commercially viable without incurring a substantial cost. The cash inflows related to commercial operations of the mine would have been less than the cash outflows to prepare the mine. In addition, Global Doctor was involved in a lawsuit in which the former buyer wanted Global Doctor to reimburse them for certain costs. The mining rights were not considered a pre-acquisition contingency as it was the Company's belief that the zero fair value was adequately supported by the third-party potential buyer's return of the rights back to the Company after determining that a mine could not be made commercially viable.

Subsequent to the purchase of Global Doctor, there was a change in the economic situation. Due to this change, the future expected cash inflows from the mining rights increased. This allowed the Company to find another buyer in November 2003.

Note 7. Commitments and Contingencies (continued)

In November 2003, the Company sold the mining rights. The transaction was structured so the Company receives varying payments ranging from 50,000 Australian Dollars (AUD) on acceptance of the offer (November 2003) to 400,000 AUD 24 months from settlement (December 2005). The USD exchange rate at the time of payments to date was approximately 0.66. The final payment of 1.0 million AUD is due upon commencement of the commercial mining operation. At any time after settlement (December 2003), the buyer may notify the Company that it does not wish to proceed with the transaction, in which event, the mining rights would be reconveyed to the Company for no consideration and the buyer would be under no further obligation to make further payments in respect to the purchase price other than those that have already fallen due. Gain on sale of mining rights in the consolidated financial statements represents the annual payments received from the buyer. No receivable has been established for the remaining payment at December 31, 2005 since the future payment is contingent.

Note 8. Income Taxes

The components of net deferred tax assets are as follows:

	December 31, 2005	December 31, 2004
Equipment and leasehold improvements	$ (155,000)	$ (123,000)
Operating loss and tax credit carryforwards	631,000	721,000
Allowance for doubtful accounts	124,000	84,000
Foreign currency translation	85,000	85,000
Deferred revenue	349,000	214,000
Other	83,800	50,300
Net deferred tax assets	$ 1,117,800	$ 1,031,300
Less: Net deferred tax valuation allowance	(1,117,800)	(1,031,300)
Net deferred tax assets	$ —	$ —

In accordance with SFAS No. 109 "Accounting for Income Taxes", the Company established a valuation allowance against its net deferred tax assets as of December 31, 2004. This resulted in additional income tax expense of approximately $900,000 in the twelve months ended December 31, 2004. As defined by the standard, management believes it is more likely than not that its deferred tax assets may not be realized due to the history of losses the Company has sustained. Realization of a deferred tax asset is dependent on whether or not there will be sufficient taxable income in the future periods in which the net operating loss can be utilized as available under tax law. In future years as the Company has taxable income and the net operating loss carryforwards are utilized, the valuation allowance will be reduced and no income tax expense will be realized on the face of the income statement until such time that management believes the deferred tax assets are more likely than not to be realized. The Company had expectations of utilizing net operating losses in 2004 based on management projections. However, due to a change in product mix sold with increased evacuations that carry a lower margin and continuing losses from the Global Doctor operations, the Company did not meet projections as they have in prior periods. Therefore, it was determined a valuation allowance was required in 2004. Continued losses in 2005 support leaving the valuation allowance in place in 2005.

Income tax expense consists of the following:

	December 31, 2005	December 31, 2004	December 31, 2003
Current	$ —	$ 12,137	$ 75,300
Deferred	—	946,300	(941,900)
Net income tax expense	$ —	$ 958,437	$ (866,600)

Note 8. Income Taxes (continued)

Federal Net Operating Loss Carryforwards at December 31, 2005:

Expiring in 2022	$ 136,000
Expiring in 2023	1,426,000
	$ 1,562,000

Combined State Net Operating Loss Carryforwards at December 31, 2005:

Expiring in 2007	$ 71,000
Expiring in 2008	1,164,000
Expiring in 2010	34,000
Expiring in 2012	44,000
Expiring in 2013	28,000
Expiring in 2015	18,000
Expiring in 2017	19,000
Expiring in 2018	18,000
Expiring in 2022	125,000
Expiring in 2023	143,000
	$ 1,664,000

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax loss from continuing operations due to the following:

	December 31, 2005	December 31, 2004	December 31, 2003
Computed "expected" tax benefit	$ (142,900)	$ (22,900)	$ (678,000)
Increase (decrease) in income taxes resulting from:			
Increase in valuation allowance	86,500	847,300	—
Nondeductible expenses	172,400	36,000	22,000
State income taxes, net of federal tax benefit	(24,500)	(4,000)	(117,000)
Other	(91,500)	102,037	(93,600)
	$ —	$ 958,437	$ (866,600)

Note 9. Segment Reporting

The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies.

There are four reportable segments: Service, Equipment, Education and Global Doctor. The Service, Equipment and Education segments provide medical and security advice, equipment and training to subscribers. Amounts for MedAire, Inc. and MedAire Ltd are included in these 3 segments. Global Doctor provides primary medical care in several Asian countries.

Management evaluates the performance of the Global Doctor segment based on profit or loss from operations before income taxes, exclusive of nonrecurring gains and losses and foreign exchange gains and losses. The Service, Equipment and Education segments are evaluated based on revenue and gross profit or loss performance, prior to any corporate allocation for sales, marketing or G&A. The assets and operating expenses relative to these segments are included in the unallocated amounts as management does not review or allocate these amounts to the segment level.

Note 9. Segment Reporting(continued)

Financial information with respect to the reportable segments is as follows:

December 31, 2005	Unallocated	Service	Equipment	Education	Global Doctor	Eliminating Entries	Total
Revenue from external customers	$ -	$15,695,786	$ 5,931,951	$ 3,409,164	$ 3,326,480	$ -	$ 28,363,381
Intersegment revenue	-	-	-	-	267,829	(267,829)	-
Gross profit	-	6,996,127	1,709,137	1,594,768	(317,950)	-	9,982,082
Interest income	38,848	-	-	-	4,111	-	42,959
Interest expense	(20,857)	-	-	-	-	-	(20,857)
Depreciation and amortization	(735,167)	-	-	-	(218,437)	-	(953,604)
Pre-tax segment income (losses)	(136,257)	-	-	-	(258,641)	-	(394,898)
Segment assets	13,397,700	-	-	-	1,265,752	(2,030,325)	12,633,127
Expenditures for equipment & LHI	(389,196)	-	-	-	(28,958)	-	(418,154)

December 31, 2004	Unallocated	Service	Equipment	Education	Global Doctor	Eliminating Entries	Total
Revenue from external customers	$ -	$13,211,759	$ 6,431,748	$ 2,930,168	$ 2,784,681	$ -	$ 25,358,356
Intersegment revenue	-	-	-	-	347,843	(347,843)	-
Gross profit	-	5,738,671	1,983,402	1,239,549	(577,988)	-	8,383,634
Interest income	21,967	-	-	-	1,149	-	23,116
Interest expense	(23,406)	-	-	-	(19,663)	-	(43,069)
Depreciation and amortization	(731,751)	-	-	-	(263,750)	-	(995,501)
Pre-tax segment income (losses)	534,126	-	-	-	(597,988)	-	(63,862)
Segment assets	13,158,372	-	-	-	1,376,731	(1,525,977)	13,009,126
Expenditures for equipment & LHI	(1,382,140)	-	-	-	(109,997)	-	(1,492,137)

December 31, 2003	Unallocated	Service	Equipment	Education	Global Doctor	Eliminating Entries	Total
Revenue from external customers	$ -	$ 7,965,000	$ 5,217,000	$ 2,300,000	$ 2,116,000	$ -	$ 17,598,000
Intersegment revenue	-	-	-	-	-	-	-
Gross profit	-	4,533,667	1,133,122	770,893	(844,745)	-	5,592,937
Interest income	13,000	-	-	-	9,000	-	22,000
Interest expense	(22,000)	-	-	-	(55,000)	-	(77,000)
Depreciation and amortization	(497,000)	-	-	-	(99,000)	-	(596,000)
Pre-tax segment income (losses)	(1,235,000)	-	-	-	(702,000)	-	(1,937,000)
Segment assets	12,553,466	-	-	-	1,460,534	(760,000)	13,254,000
Expenditures for equipment & LHI	(390,604)	-	-	-	-	-	(390,604)

Note 9. Segment Reporting(continued)

The following table presents information about the Company's revenue (attributed to countries based on the location of the customer) and long-lived assets by geographic area (all numbers are rounded):

	December 31, 2005		December 31, 2004		December 31, 2003	
	Revenues	Long Lived Physical Assets (1)	Revenues	Long Lived Physical Assets (1)	Revenues	Long Lived Physical Assets
United States	$17,682	$1,745	$17,071	$1,987	$12,600	$1,292
United Kingdom	2,704	23	2,075	26	956	29
China	2,212	139	1,963	140	1,213	95
Other countries	959	—	693	—	291	—
Australia	944	—	449	14	100	120
Thailand	733	16	774	16	438	15
Indonesia	649	108	500	163	460	111
United Arab Emirates	525	—	181	—	133	—
Canada	492	—	427	—	580	—
Portugal	402	—	231	—	137	—
Mexico	238	—	218	—	181	—
Switzerland	200	—	102	—	73	—
Saudi Arabia	137	—	105	—	118	—
Luxemborg	99	—	237	—	8	—
The Netherlands	96	—	46	—	117	
Ireland	84	—	52	—	33	—
Italy	78	—	33	—	63	—
Brazil	74	—	146	—	74	—
Hong Kong	55	—	55	—	23	—
Total	$ 28,363	$ 2,031	$ 25,358	$ 2,346	$ 17,598	$ 1,662
TOTAL US	$ 17,682	$ 1,745	$ 17,071	$ 1,987	$ 12,600	$ 1,292
TOTAL NON US	$ 10,681	$ 286	$ 8,287	$ 359	$ 4,998	$ 370

(1) These amounts represent the geographic area of the long-lived assets, exclusive of the held for sale classification of these assets in the Consolidated Balance Sheets.

Note 10. Related Party Transactions

The Company has a services and support agreement with Banner Health Systems, a not-for-profit multi-hospital health care system located in Phoenix, Arizona, through December 31, 2007. Under this agreement Banner authorizes the services of certified emergency physicians at their regional medical center, provided the Company contracts directly with the physicians group. Fees for these services are contracted and billed directly by the physicians group. In connection with this service agreement, the Company is also leasing space from Banner. In September 2004, Banner sold the remaining shares it owned of the Company stock, at which time it ceased to be a related party.

The Company paid Banner rent at the following approximated cost while a related party:

Twelve months ending December 31, 2004	$ 16,000
Twelve months ending December 31, 2003	$ 169,000

Banner owned the Company's outstanding common stock as follows, while a related party:

December 31, 2004	0%
December 31, 2003	19.8%

Note 10. Related Party Transaction (continued)

Laerdal Medical Corporation, a major vendor for medical equipment for the Company, owned the Company's outstanding common stock as follows:

December 31, 2005	3.0%
December 31, 2004	5.7%
December 31, 2003	5.9%

The Company acquired equipment and supplies from Laerdal as follows:

Twelve months ending December 31, 2005	$ 96,000
Twelve months ending December 31, 2004	$ 174,000
Twelve months ending December 31, 2003	$ 57,000

The Company had an outstanding liability to Laerdal as follows:

December 31, 2005	$ 1,200
December 31, 2004	$ 23,000
December 31, 2003	$ 27,000

Prior to December 2003, when the Company purchased the minority interest of MedSpace, management fees were paid to MedCrew. The fees were based upon a percentage of MedAire's sales of equipment, kits and supplies.

The Company had an outstanding liability to MedCrew as follows:

December 31, 2003	$ 9,000

Director fees (including consulting fees paid related to periods prior to the appointment of an independent Board, which was elected May 14, 2004) paid and stock options issued (see Note 13) to directors were as follows:

Twelve months ending December 31, 2005	$53,000 in payments; 30,000 in stock options
Twelve months ending December 31, 2004	$45,000 in payments; 200,000 stock options
Twelve months ending December 31, 2003	$111,000 in payments; 150,000 stock options

The Company had an outstanding liability to the Directors as follows:

December 31, 2005	$ 28,000

Note 11. 401(k) Plan

The Company has a 401(k) profit sharing plan, which covers substantially all United States based full-time employees over age 18. The plan provides for employee deferrals of up to 100% per pay period and employer matching contributions equal to 100% of employee deferrals, to a maximum of 3% and 50% of employee deferrals on the next 2% of deferrals not to exceed the annual limits established by the IRS regulations. The Company's contributions to the plan were as follows:

Twelve months ending December 31, 2005	$ 126,000
Twelve months ending December 31, 2004	$ 73,000
Twelve months ending December 31, 2003	$ 70,000

Note 12. Stock Option Plan

The Company has implemented the amended and restated 1998 Key Employee Stock Option Plan ("The Plan"). The exercise price of the options, as well as the vesting period, is established by the Company's board of directors. The options granted under the Plan have vesting periods that range from immediate vesting to vesting over five years. The lives of the options granted are ten years. A summary of activity under the Plan is as follows:

Note 12. Stock Option Plan (continued)

	Number of Shares	Average Exercise Price
Balance, December 31, 2002	3,718,850	0.25
Forfeited	(287,189)	0.44
Granted	3,570,825	0.44
Exercised	(30,000)	0.25
Balance, December 31, 2003	6,972,486	0.34
Forfeited	(724,752)	0.55
Granted	1,150,000	0.75
Exercised	(1,588,445)	0.26
Balance, December 31, 2004	5,809,289	0.41
Forfeited	(885,425)	0.60
Cancelled	(300,000)	0.58
Granted	80,000	0.55
Exercised	(2,445,857)	0.26
Balance, December 31, 2005	2,258,007	$ 0.48
Exercisable at December 31, 2005	1,382,007	$ 0.38

The following table summarizes information about stock options and warrants outstanding at December 31, 2005:

	Options and Warrants Outstanding			Options and Warrants Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable	Weighted Average Exercise Price
.25	878,007	$ 0.25	4.6 years	878,007	$ 0.25
.39	110,000	0.39	7.6 years	44,000	0.39
.40-.50	470,000	0.45	7.3 years	200,000	0.46
.51-.76	2,140,000	0.69	4.9 years	70,000	0.73
.77-1.00	400,000	0.82	8.0 years	190,000	0.80
	3,998,007			1,382,007	

On May 3, 2005 at the annual general meeting a resolution was reached to issue James E. Lara, President and COO, 1,740,000 warrants (options) outside of the existing Employee Option Plan. Each such warrant entitles the holder to subscribe for one fully paid ordinary share in the capital of the Company at an exercise price of $0.68 each, with 100% vesting at December 31, 2007 based upon achievement of the performance condition of $5.6 million in EBITDA at that date. The final exercise date available for the warrants is December 31, 2009. The options are included in the number outstanding noted above. In accordance with generally accepted accounting principles, no expense has been recorded in the period ended December 31, 2005. A subsequent board resolution in 2006 has clarified the grant of these warrants to grant 580,000 immediately exercisable warrants, leaving a balance of 1,160,000 warrants that may be granted at a future date.

Under the Plan the total number of options permitted is 15% of issued shares up to a maximum of 20,000,000 shares. The options are exercisable for a period of 10 years and vest based upon years of service. The weighted average fair value of options granted using the Black-Scholes valuation model, during the years ended December 31, 2005, 2004, and 2003 were $0.32, $0.37 and $0.26, respectively.

The Company applies APB 25 and related interpretations for its stock option plan. The Company has adopted the disclosure-only provisions of SFAS 123, as amended by SFAS 148. Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the stock option plan been determined based on the fair value at the grant date consistent with the provisions of SFAS 123 and the amendment of SFAS 148, net loss and loss per share would have been reduced to the proforma amounts indicated in Note 1.

Note 12. Stock Option Plan (continued)

Average assumptions used in determining the estimated fair value of stock options under the Black-Scholes valuation model are as follows:

	Period Ended		
	December 31, 2005	December 31, 2004	December 31, 2003
Expected life of award	5 years	5 years	5 years
Volatility	71%	60%	60%
Risk-free interest rate	3%	3%	3%
Expected dividends yield	0%	0%	0%

Note 13. Litigation

One of the Company's shareholders objected to three resolutions presented for shareholder approval at the Company's annual meeting of shareholders, held on May 3, 2005. The contested resolutions approved an increase in fees paid to independent directors, annual option awards to independent directors and warrants issued to our President and Chief Operating Officer.

In addition, the shareholder made various threats to file unspecified litigation against the Company and its board of directors, but the threats were not in writing and the shareholder has refused to be specific with respect to the alleged claims. The Company believes that it has appropriately responded to the issues surrounding the contested resolutions by, among other things, obtaining guidance from a second set of solicitors and the Australian Stock Exchange. This shareholder executed a release releasing the Company and its directors, among others, from all claims he may have had prior to the date of the release, March 1, 2006.

On December 9, 2005, Best Dynamic Services Limited and G&J Poole Pty Limited filed a complaint against the Company, Joan Sullivan Garrett, its Chairman and then Chief Executive Officer, James Lara, its President and Chief Operating Officer and a director, Terry Giles, a director, Dr. Roy Herberger, a director, and Michelle Hanson, its Chief Financial Officer and Secretary, in the United States District Court for the Company's analysis of the invalidity of a consent resolution that the Company received on October 7, 2005, from what was represented to be a majority of the Company's shareholders. On December 14, 2005, the Company and other defendants moved to transfer the action to the United States District Court for the District of Arizona. As of December 31, 2005, on the parties' stipulation, pending resolution of settlement discussions, the court had postponed briefing on the motion to transfer until March 2006 and postponed the defendants' answer date until after a ruling on the transfer motion. On March 6, 2006, the parties filed a stipulation for dismissal of this action with prejudice.

On December 1, 2005, the Company filed an action for a temporary restraining order, injunctive and declaratory relief and damages in the United States District Court for the District of Arizona. The defendants are:

James Allen Williams
Gregory J. Bell
Sandra Wilkenfeld Wadsworth
Neil Warren Hickson
John Jessup
John Gilbert McCormack,

persons who attempted to take office as members of the Company's board of directors pursuant to a consent resolution that the Company received on November 28, 2005, from what was represented to be a majority of the Company's shareholders. On December 2, the Court granted its request for temporary injunctive relief, enjoining the new "board" members from taking office and from taking any other actions under their claim of authority, until an evidentiary hearing could be held where the court could hear the evidence and make a ruling on the various claims. On December 13, 2005, the Company filed a motion for summary judgment. Defendants have stated that they intend to file a cross-motion for summary judgment. As of December 31, 2005, on the parties' stipulation, pending resolution of settlement discussions, that court had (1) postponed briefing into March 2006 on the cross-motions for summary judgment, (2) extended the temporary restraining order until a ruling on the cross-motions, with the defendants reserving the right to seek to vacate or modify the temporary restraining order on or after March 7, 2006, and (3) modified the temporary restraining order to allow James Allen Williams to be added to the Company's board of directors. On March 6, 2006, the parties filed a stipulation for dismissal of this action with prejudice.

Note 13. Litigation (continued)

The Company has recently become aware that grants of 350,000 stock options to directors in 2003 and 2004, 50,000 of which have been exercised, were made without the approval of the shareholders of the Company in potential violation of the Listing Rules of the Australian Stock Exchange ("ASX"). The ASX has advised the Company that the outstanding 2003 and 2004 option grants will have to be cancelled immediately. The Company board has voted to cancel these options. The directors who held these options have acknowledged their cancellation and have waived and released the Company from all claims for damages arising out of the cancellation of these options. The Company cannot predict whether the ASX will seek to sanction the Company or pursue other legal action.

In addition, the Company has been told that an unnamed shareholder has filed a complaint with an Australian regulatory body and that several unnamed shareholders are threatening litigation against the Company and/or its directors and officers. The Company does not have any more information than this as of March 20, 2006.

Note 14. Acquisitions and Dispositions

Upon consumption of each acquisition the Company evaluates whether the acquisition constitutes a business. An acquisition is considered a business if it is comprised of a complete self-sustaining integrated set of activities and assets consisting of inputs, processing applied to those inputs and resulting outputs to generate revenues. For a transferred set of activities and assets to be a business, it must contain all the inputs and processes necessary for it to continue to conduct normal operations after the transferred asset is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers. A transferred set of activities and assets fails the definition of a business if it excludes one or more significant items such that it is not possible for the set to continue normal operations and sustain a revenue stream by providing its products and/or services to customers.

During 2004 and 2003, the Company made acquisitions discussed in the following paragraphs. All business acquisitions have been accounted for as purchase business combinations with the operations of the businesses included subsequent to their acquisition dates. The allocation of the respective purchase price is generally based upon management's estimates of the discounted future cash flows.

2004 Business Acquisition

In April 2004, the Company acquired substantially all of the assets of the Medical Advisory Services (MAS) division of Digital Angel Corporation for $386,005. MAS provided medical advisory services to the commercial maritime industry. The acquisition has been accounted for as a purchase and constitutes a business under Emerging Issues Task Force 98-3, "Determining Whether a Transaction Is an Exchange of Similar Productive Assets or of a Business Combination," ("EITF 98-3").

The aggregate purchase price of $386,005 was assigned as follows:

Non-compete agreement (5 year life)	$ 150,000
Customer list (5 year life)	195,000
Other intangibles (1-5 year lives)	75,000
Inventory	39,991
Deferred revenue	(73,986)
	$ 386,005

The Company evaluated the transferred set of activities, assets, inputs, outputs and processes associated with this acquisition and determined that it constituted a business. As such, the Company accounted for this acquisition as a business combination in accordance with SFAS 141. The Company achieved entrance into the Commercial Maritime market which supported its recorded value.

The following table illustrates the effects on the consolidated statement of operations for the years ended December 31, 2004 and 2003, had the results of MAS been included in these reporting periods from the beginning of January 1, 2003 (MAS is a market within Company operations and although revenues are tracked separately, the Company does not track costs in this manner, nor is the information readily available. Therefore, information is only included through March 2004 as obtained from Digital Angel Corporation.):

Note 14. Acquisitions and Dispositions (continued)

	$000's		
Period Ended December 31, 2004	MedAire	MAS (Unaudited)	Proforma (Unaudited)
Revenues	$ 25,358	$ 352	$ 25,710
Net (loss) income	(1,022)	41	(981)
Loss per share	(0.02)	(0.01)	(0.02)

	$000's		
Period Ended December 31, 2003	MedAire	MAS (Unaudited)	Proforma (Unaudited)
Revenues	$ 17,598	$ 1,824	$ 19,422
Net (loss) income	(1,220)	(264)	(1,484)
Loss per share	(0.02)	(0.01)	(0.03)

2003 Business Acquisition

In January 2003, the Company acquired the outstanding stock of Global Doctor. The Global Doctor transaction was a step acquisition that began in 2002 as follows:

6.25% investment incurred in 2002	$ 410,925
Third-party direct costs incurred in 2002	240,313
93.75% investment incurred in 2003	470,812
Issuance of fully-vested options in the Company to fully-vested Global Doctor optionee holders	37,438
Third-party direct costs incurred in 2003	108,962
Cash paid to Global Doctor *	6,210
	$ 1,274,660

The value of the 93.75% investment (10,753,765 shares of common stock issued and options issued to fully vested Global Doctor optionee holders) was determined by a third-party valuation of the Company since Global Doctor was thinly traded. The Company obtained a third-party valuation of Global Doctor to allocate the purchase price.

Summary of the net assets in the Global Doctor step acquisition:

Tangible assets *		$ 796,685
Intangible assets Software — 3 year life	$ 101,000	
Permits and agreements — 3 year life	184,000	
Trademarks and tradenames — 15 year life	427,000	
	$ 712,000	712,000
Goodwill		927,665
Total assets acquired		2,436,350
Current liabilities		564,288
Long-term liabilities		597,402
Total liabilities assumed		1,161,690
Net assets acquired		$ 1,274,660

The Company evaluated the transferred set of activities, assets, inputs, outputs and processes associated with this acquisition and determined that it constituted a business. As such the Company accounted for this acquisition as a business combination in accordance with SFAS 141.

* The Company paid $6,210 and acquired $126,434 in cash as part of the acquisition. The net amount of $120,224 is shown as net cash received in the acquisition of Global Doctor in the Statement of Cash Flows.

The Company acquired the rights to a mining tenement as part of the acquisition of Global Doctor Limited. At the date of acquisition in January 2003, there was no value assigned to the mining rights. This basis was established due to the fact that the mining rights were sold to a third party in February 2000 and in July 2003 reverted back to Global Doctor because the previous buyer could not make the mine commercially viable without incurring a substantial cost. The cash inflows related to commercial operations of the mine would have been less than the cash outflows to prepare the mine. In addition, Global Doctor was involved in a lawsuit in which the former buyer wanted Global Doctor to reimburse them for certain costs. The mining rights were not considered a pre-

Note 14. Acquisitions and Dispositions (continued)

acquisition contingency as it was the Company's belief that the zero fair value was adequately supported by the third-party potential buyer's return of the rights back to the Company after determining that a mine could not be made commercially viable.

Subsequent to the purchase of Global Doctor, there was a change in the economic situation surrounding the value of iron ore. Due to an increase in iron ore commodity prices, the future expected cash inflows from the mining rights increased. This allowed the Company to find another buyer in November 2003.

In November 2003, the mining rights were sold to a second buyer and the Company collected $98,823 which was reflected in other income in 2003, and which is consistent with SFAS 141.

The following tables illustrate the effects on the consolidated statements of operations for the years ended December 31, 2003 and 2002, respectively, had the results of Global Doctor been included in these reporting periods from the beginning of January 1, 2002:

	$000's		
Period Ended December 31, 2003	MedAire	Global Doctor (Unaudited)	Proforma (Unaudited)
Revenues	$ 17,598	$ 90	$ 17,688
Net loss	(1,220)	(78)	(1,298)
Loss per share	(0.02)	(0.00)	(0.03)

	$000's		
Period Ended December 31, 2002	MedAire	Global Doctor (Unaudited)	Proforma (Unaudited)
Revenues	$ 11,336	$ 3,272	$ 14,608
Net loss	(636)	(2,853)	(3,489)
Loss per share	(0.02)	(0.08)	(0.10)

2003 Acquisition of Minority Interest of Subsidiary

The Company and two other parties created a joint venture in 1998 for medical kit assemblies called MedSpace. The Company owned 46% of MedSpace, the Company's founder and CEO, Joan Sullivan Garrett, owned 5% and MedCrew, LLC owned 49%. A management services agreement was executed between the Company and MedSpace as well. In December 2003, the Company determined it was in its best interest to buy out the minority shareholders and cancel the management services agreement. The Company paid an aggregate of $1,102,041 to buy out the legal interests of the 49% shareholder and the 5% shareholder, and the management services agreement. The Company paid approximately $387,000 to the 49% shareholder and the 5% shareholder for their legal interest. The $387,000 repurchase amount is based on the book value of the assets acquired.

There were no intangible assets acquired with this purchase as MedSpace had no customers, suppliers or contracts. There was no manufacturing value to inventory and the fair value of the fixed assets approximated the carrying value.

The Company recorded the remaining balance, approximately $715,000, to the 49% owner and the 5% owner to terminate the management services agreement. Those services could be provided more efficiently by the Company once the Company owned 100% of MedSpace. In conjunction with this payment the MedCrew, LLC members services were terminated. The $715,000 was considered compensation expense due to the factors described above. This agreement was settled in late December 2003 and the Company recorded the transaction in 2003 but did not disburse the cash until 2004, due to the holiday schedule.

Note 15. Accrued Expenses

Accrued expenses for the years ended December 31, 2005 and December 31, 2004 are as follows:

	December 31, 2005	December 31, 2004
Accrued GlobaLifeline expenses	$ 666,711	$ 646,550
Accrued insurance	425,065	323,700
Accrued rent	232,132	263,133
Accrued salaries	148,670	138,154
Accrued commission and incentive compensation	208,973	200,339
Accrued accounting fees	49,197	12,975
Accrued other operating expenses	537,017	447,462
Accrued customer overpayments	187,750	88,269
Total Accrued Expenses	$ 2,455,515	$ 2,120,582

Note 16. Assets Held for Sale Classification

On January 18, 2006, our board of directors approved the sale of the Global Doctor clinic operations to a buyer led by current management of such operations. Based on this approval, the Company and Global Health Care Pty Ltd executed a definitive Share Sale Agreement documenting the terms of the sale of all the Company's shares in the subsidiaries that operate the Company's Global Doctor clinic operations in exchange for $1,000,000, $50,000 of which was received related to the execution of the agreement, and the balance of which is due and payable at a closing to be held within 60 days of execution.

In December 2005, in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144), the assets and liabilities of this subsidiary are classified as held for sale on the balance sheet. Prior periods have been reclassified for comparative purposes. The carrying amount of the major classes of assets and liabilities included as held for sale are as follows:

	December 31, 2005	December 31, 2004
Assets:		
Cash and cash equivalents	$ 133,927	$ 194,366
Accounts receivable	280,102	147,582
Inventory	31,165	20,817
Prepaids and other current assets	55,931	63,087
Goodwill	132,199	132,199
Equipment and leasehold improvements, net	263,361	331,889
Identifiable intangibles, net	349,143	470,095
Deposits	19,924	16,696
Held for Sale – Assets	$ 1,265,752	$ 1,376,731
Liabilities:		
Accounts payable	$ 137,559	$ 148,523
Accrued expenses	354,655	316,119
Notes payable	--	393,598
Current portion of deferred revenue	45,218	47,652
Held for Sale – Liabilities	$ 537,432	$ 905,892

The long-lived assets are reported in the Global Doctor segment in Note 9 of the financial statements.

At the closing date, the Company expects the gain on the sale of the Global Doctor clinic operations to be approximately $150,000 to $250,000, depending on the net assets at the closing date.

Note 16. Assets Held for Sale Classification (continued)

As part of the Share Sale Agreement, the Company will be entering into a preferred provider agreement with the new owners. The Company expects additional revenues as provider services are utilized in the Company's service offering to clients. Due to this continuing involvement, the Global Doctor operations are not classified as discontinued operations in accordance with SFAS No. 144.

Note. 17. Quarterly Financial Data (unaudited)

(in 000's, except for share and per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Fiscal 2005					
Net revenues	$ 6,549	$ 7,500	$ 7,141	$ 7,173	$ 28,363
Gross profit	2,298	2,454	2,665	2,565	9,982
Operating loss	(273)	(142)	(72)	(203)	(690)
Net (loss) income	$ (275)	$ (139)	$ (59)	$ 78	$ (395)
Earnings per common share:					
Basic	$ 0.01	$ 0.00	$ 0.00	$ 0.00	$ (0.01)
Diluted	$ 0.01	$ 0.00	$ 0.00	$ 0.00	$ (0.01)
Weighted average number of common shares:					
Basic	55,444,259	55,970,965	56,452,736	56,705,004	56,705,004
Diluted	55,444,259	55,970,965	56,452,736	57,713,555	56,705,004

(in 000's, except for share and per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Fiscal 2004					
Net revenues	$ 6,090	$ 6,149	$ 6,581	$ 6,538	$ 25,358
Gross profit	2,489	1,801	2,076	2,018	8,384
Operating (loss) income	(123)	332	(138)	(182)	(111)
Net (loss) income	$ (254)	$ 351	$ (10)	$ (1,109)	$ (1,022)
Earnings (loss) per common share:					
Basic	$ 0.00	$ 0.01	$ 0.00	$ (0.02)	$ (0.02)
Diluted	$ 0.00	$ 0.01	$ 0.00	$ (0.02)	$ (0.02)
Weighted average number of common shares:					
Basic	53,487,410	53,605,464	53,864,314	54,135,355	54,135,355
Diluted	53,487,410	57,682,975	53,864,314	54,135,355	54,135,355

Appendix I

ADDITIONAL INFORMATION REQUIRED IN ANNUAL REPORT PURSUANT TO UNITED STATES SECURITIES LAWS

Our common stock is registered in the United States pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result, we are subject to U.S. securities laws. These laws require certain additional information to be included in this Annual Report. This Appendix sets forth certain additional information required to be presented in an annual report pursuant to Exchange Act Rule 14a-3.

SELECTED FINANCIAL DATA

The following table presents selected historical financial data for the Company. The summary historical consolidated balance sheet data as of 31 December 2005, 2004, 2003, 2002, and 2001 of the Company and the summary consolidated statement of operations data for the years ended 31 December 2005, 2004, 2003, 2002, and 2001 have been derived from our audited consolidated financial statements. The following should be read in conjunction with "Review and Results of Operations" and the audited financial statements included in this Annual Report.

The following events significantly impacted the Company's financial results and make year to year comparisons inappropriate. Our past results and/or growth rates are not indicative of future results.

- MedAire's acquisition of Global Doctor Limited in January 2003. This acquisition increased the Company's revenues by USD $2.1 million in 2003 over 2002.
- MedAire's initial expansion into the Business Travelers market resulted in increased revenues in 2003 and 2004 primarily as a result of a gross-up of revenue and expense related to medical and evacuation fees. Although we expect this expansion to continue, we expect the growth rates will be much slower as we do not anticipate adding large crew assistance customers as we did in late 2003 and early 2004.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS DATA:
(all amounts are in U.S. Dollars)

	For the Years Ended 31 December				
	2005	2004	2003	2002	2001
	(In thousands except per share data)				
Revenue	$ 28,363	$ 25,358	$ 17,598	$ 11,336	$ 11,373
Expenses					
Cost of revenues	18,381	16,975	12,005	7,493	6,171
Sales & marketing	4,524	4,157	3,724	2,583	2,653
General & administrative	5,195	3,341	2,561	1,541	1,814
Accrued compensation	—	—	715	—	—
Depreciation and amortization	954	996	596	451	344
Operating income (loss)	(691)	(111)	(2,003)	(732)	391
Other income (expense)	296	47	65	11	60
Income tax expense (benefit)	—	958	(867)	(182)	110
Minority interest in net income of minority subsidiary	—	—	(149)	(97)	(54)
Net (loss) income	$ (395)	$ (1,022)	$ (1,220)	$ (636)	$ 287
Basic and diluted net loss per common share	$ (.01)	$ (.02)	$ (.02)	$ (.02)	$ 0.00

Appendix I

CONDENSED CONSOLIDATED BALANCE SHEET DATA:
(all amounts are in U.S. Dollars)

	2005	2004	2003	2002	2001
	As of 31 December (in thousands except per share data)				
ASSETS					
Current assets					
Cash and cash equivalents	$ 1,957	$ 1,141	$ 3,811	$ 1,144	$ 1,713
Other current assets	7,639	8,541	6,108	2,353	1,731
Total current assets	9,596	9,682	9,919	3,497	3,444
Fixed assets, net	1,767	2,014	1,435	1,367	1,128
Goodwill	795	795	795	—	—
Identifiable intangibles, net	263	368	22	28	22
Other long term assets	212	150	1,083	917	299
Total assets	$ 12,633	$ 13,009	$ 13,254	$ 5,809	$ 4,893
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities	$ 9,000	$ 9,632	$ 9,129	$ 3,610	$ 2,467
Long term liabilities	924	917	982	1,246	905
TOTAL LIABILITIES	9,924	10,549	10,111	4,856	3,372
Stockholders' equity					
Common stock	57	55	53	36	36
Additional paid in capital	6,142	5,501	5,088	1,611	1,610
Accumulated deficit	(3,278)	(2,883)	(1,861)	(641)	(4)
Accumulated other comprehensive loss	(212)	(213)	(137)	(53)	(121)
Total liabilities and stockholders' equity	$ 12,633	$ 13,009	$ 13,254	$ 5,809	$ 4,893

Please refer to the Notes to the Consolidated Financial Statements for consideration.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with the consolidated Financial Statements and related notes beginning at page 18 of this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements.

Overview

Established in 1985, we provide integrated health and security solutions to companies that are responsible for employees, customers and guests who are at risk as a result of living, working or traveling in remote environments. These solutions are comprised of three major components (representing three of our four reportable segments): 24/7/365 situation management services, including real-time medical assistance from board certified emergency physicians; training, education and information; and medical resources such as medical kits. We sell these services and products into six markets: Business Aviation, Commercial Aviation, Private Maritime, Commercial Maritime, Business Travelers, and Federal Government.

We were originally incorporated in the State of Arizona in 1985 as MedAire Incorporated and reincorporated in the State of Nevada in 2002 as MedAire, Inc. From 1986 until April 2002, we primarily sold into three core markets, Business Aviation, Commercial Aviation and Private Maritime.

In October 1998, we entered into a memorandum of understanding with MedCrew, LLC to form a joint venture, MedSpace. MedSpace's principal activity was to assemble medical kits. MedSpace was owned 46% by MedAire, 5% by Joan Sullivan Garrett, then MedAire's President and CEO, and 49% by MedCrew, LLC. Our share of the results of operations of MedSpace and the fair value of their assets and liabilities were included in our consolidated financial statements as of the date of formation of the joint venture.

In June 2001, we entered into a strategic alliance agreement with Global Doctor Limited in connection with which we acquired a 10% ownership interest in Global Doctor for USD $500,000. During 2002, our interest was diluted to approximately 6.25%. Global Doctor clinics provide western standard primary health care and emergency evacuation and medical assistance to international corporate travelers, expatriates, tourists, and affluent members of their respective communities.

In April 2002, we established our United Kingdom based subsidiary, MedAire Limited. The principal office is located in Farnborough, outside of London. The primary objective of this subsidiary was to increase sales activities directed at the European and Middle Eastern markets.

Also in April 2002, we launched a new key product offering, GlobaLifeline, directed at serving the medical and security needs of international business travelers and expatriates from U.S. corporations, resulting in MedAire's expansion into our fourth market, Business Travelers.

In January 2003, we acquired the remaining outstanding shares of Global Doctor in a merger transaction. We paid cash of USD $6,210, issued 10,753,765 shares of common stock, and issued 1,110,824 options to purchase our common stock to Global Doctor shareholders. The transaction was recorded under the purchase method of accounting and the results of operations of Global Doctor and the fair value of the assets acquired and liabilities assumed were included in our consolidated financial statements beginning on the acquisition date. In connection with this acquisition, we recorded USD $712,000 in intangible assets that are being amortized over periods of three to fifteen years. We also recorded USD $928,000 of goodwill. The goodwill recorded, per SFAS No. 142, "Goodwill and Other Intangible Assets," is not amortized until a point where it is considered to be impaired. We have a third party valuation performed on the balance at least each year to confirm whether events and circumstances continue to support the carrying value. We would recognize an impairment loss if the carrying amount of the goodwill exceeded its fair value as determined by the third-party valuation firm. A valuation was performed as of 31 December 2005. No impairment existed at the time of the valuation.

Global Doctor was publicly traded on the Australian Stock Exchange (ASX) and, as a result of the merger, we retained the public listing. MedAire shares opened for trading on the ASX under the symbol MDE in January 2003.

In July 2003, we were awarded a USD $1 million congressional appropriation to assist the United States Air Force with a research and development project and provide goods and services to the U.S. Federal Government. This marked our entrance into a fifth market, the Federal Government.

In October 2003, we issued 6,000,000 shares of common stock for USD $3,083,000, or USD $0.51 per share, in a private placement transaction for equity financing. We paid a 3.5% placement fee (USD $106,722) on the share issuance and capitalized direct costs of USD $9,992 which were directly associated with this exempt offering.

In December 2003, we acquired the remaining 54% of our joint venture, MedSpace Inc. ("MedSpace"), as well as paid an amount to settle a management agreement in a merger transaction. MedSpace was merged into MedAire and now operates as a division of MedAire. We paid an aggregate of USD $387,474 to MedCrew, LLC ("MedCrew") (the holder of 49% of the interest in MedSpace) and Joan Sullivan Garrett (the holder of 5% of the interest in MedSpace) to purchase their interests in MedSpace. The amount of the repurchase was based upon the book value of the assets acquired. We believe that MedSpace had no more value than the book value of its assets because it had no customers or suppliers, there was no manufacturing value to the inventory, the fair value of the fixed assets approximates book value, and the assembly process was significantly revised after the purchase. In addition, we paid an aggregate of USD $714,567 to MedCrew and Joan Sullivan Garrett to buy-out the management contract pursuant to which Ms. Sullivan Garrett and MedCrew were to provide certain management services to MedSpace and which, because the management services contemplated by such contract could be provided more efficiently by the Company once it owned 100% of the interest in MedSpace, would provide no future benefit to the Company after MedAire's purchase of 100% of the interest in MedSpace. We considered this USD $714,567 payment to be compensation expense because it related to the termination of a contract for management services. The total purchase price of USD $1,102,041 was paid as follows; MedCrew (49% owner) USD $1,000,000 and Joan Sullivan Garrett (5% owner) USD $102,041. The transaction closed and the amounts due were accrued at 31 December 2003. The cash payment to settle the buy-out and terminate the management agreement was made in early January 2004 due to the holiday schedule. The assets and liabilities acquired in the transaction were recorded at fair market value resulting in net assets of USD $387,474. The USD $714,567 was compensation expense and was properly recorded to as a charge to operations in December 2003.

In April 2004, we acquired substantially all of the assets of the Medical Advisory Services (MAS) division of Digital Angel Corporation. MAS provided medical advisory services to the commercial maritime industry. We paid Digital Angel Corporation USD $386,005 in cash for MAS. We recorded the transaction under the purchase method of accounting, and we included the results of operations of MAS and the fair value of the assets acquired and liabilities assumed in our consolidated financial statements beginning on the acquisition date. In connection with this acquisition, we recorded USD $420,000 in intangible assets that are being amortized over periods of one to five years. The acquisition of MAS marked our entrance into a sixth market, Commercial Maritime.

In August 2005, our board made the decision to consider the sale of our Global Doctor clinics located in China, other than the evacuation center located in Beijing. Our board based this decision upon a review of the strategic value of the individual clinics in China. Subsequent to this decision, the board later concluded that if a reasonable offer was received for the entire Global Doctor network of clinics, we would entertain such an offer. The board arrived at its decision after a review of the historical financial performance of the Global Doctor entity. In January 2006, our board approved the sale of the Global Doctor clinic operations to a buyer led by current management of such operations.

Key Trends Influencing our Operating Results

The following represents key trends that are currently influencing our operations. The Company cannot be assured that these trends will continue to affect future results of operations.

Globalization influences our operating results by creating more demand for GlobaLifeline services. As companies continue to expand and "go global," their need to provide medical and security services for their traveling employees increases. Our GlobaLifeline service offering provides corporations with an answer to their concerns about providing a certain level of care to their employees. The increase in world travel, particularly via commercial airline, influences our operating results. Contractual pricing with commercial airlines is based, to a large extent, upon the amount of RPK's (revenue passenger kilometers) flown in the prior year. As the amount of RPK's increases, and assuming we maintain our commercial airline clients, our results of operations will be positively impacted. RPK growth in the entire commercial airline industry is anticipated to grow 6.5% in 2006. MedAire's existing airline clients experienced an 8% RPK growth rate in 2005.

While we believe that the continued globalization movement will continue to be a source of growth for MedAire, it does carry risks. Any events that could, for any reason, lead to a reduction in either domestic or international travel could have a negative impact on MedAire's overall business due to a slowing in global commerce. Such destabilizing events could include pandemic events, such as was experienced with SARS, terrorist activity of similar or greater magnitude than the 11 September 2001 events in the U.S., a continued rise in crude oil pricing impacting the financial viability of our airline clients or major disruptions to the general availability of fuel.

The increase in regulations affecting the markets in which we operate influences our operating results. As an example, in April 2004, the U.S. Federal Aviation Administration's (FAA) regulation that mandated all U.S. commercial aircraft carry enhanced medical kits and automated external defibrillators (AEDs) onboard went into effect. This resulted in a significant increase in equipment revenue in the last two quarters of 2003 and the first two quarters of 2004. Future actions by regulatory bodies may continue to have an impact on our operations as companies are forced to provide an enhanced level of care to their employees or customers. This is evidenced by a Notice of Proposed Rule Making (NPRM) regarding Nondiscrimination on the Basis of Disability in Air Travel – Medical Oxygen and Portable Respiration Assistive Devices. This proposed rule may have a significant impact upon our Passenger Assistance Services (PAS), either positively or negatively, depending upon the final rulemaking. This service accounted for approximately USD $400,000 of revenue in fiscal year 2005.

Although significant terrorist events may reduce the demand for global travel, as discussed above, the continued threat of terrorist activity has an impact on our results of operations by increasing the need for security consulting and services.

Our Business Aviation revenues are influenced by increasing fractional ownership of business aircraft. This global market is dominated by four (4) firms: NetJets, Inc.; FlexJet, a unit of Bombardier; Flight Options, a unit of Raytheon, and; Citation Shares, a unit of Cessna Aircraft, a Textron subsidiary. MedAire provides services to NetJets Europe and FlexJet. MedAire does not currently provide service to Flight Options or Citation Shares. Some of the growth in fractional ownership comes from existing or prospective Business Aviation operators who choose the fractional ownership model rather than traditional sole ownership. If MedAire is unable to obtain the business of the fractional operators we do not currently service, our revenue from the Business Aviation segment may be negatively impacted.

The growth in the rate of commercial ship building continues to accelerate. This is a positive indicator as MedAire focuses more intently upon providing this market with medical advisory services and pharmaceuticals under its MAS brand. The company currently serves 500 ships, which is a small fraction of the available market. The expansion of the commercial cargo and tanker shipping fleet is a sustained trend.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP") requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company believes that its critical accounting policies are those that require significant judgments and estimates such as those related to revenue recognition, impairment and useful lives of intangible assets and goodwill and income taxes. These estimates are made and evaluated on an on-going basis using information that is currently available as well as various other assumptions believed to be reasonable under the circumstances. Actual results could vary from those estimates, perhaps in material adverse ways, and those estimates could be different under different assumptions or conditions.

Appendix I

Revenue Recognition

We provide products and services to our customers primarily on a contract basis, normally covering one to five year periods. We recognize revenue on products (medical kits and AED's) when we ship the equipment, while we record the service portion (MedLink and other access fees) of the contract as deferred revenue and recognize such revenue on a straight-line basis over the life of the contract. We recognize revenue from non-contractual services (evacuations, security consulting, additional training and education) as we perform the services. Shipping and handling charges to customers are included in revenue. Shipping and handling costs incurred by the Company are included in costs of revenues.

Revenue from multiple-deliverable arrangements are accounted for as separate units of accounting because the delivered items have value on a stand alone basis, there is objective and reliable evidence of the fair value and delivery or performance of the undelivered item is probable and in the Company's control.

In 2002, the Company introduced GlobaLifeline. Revenue from GlobaLifeline includes membership and access fees, patient consultations, evacuations, security services and web based information services. A large percentage of the patient consultations and evacuations are fulfilled by third party providers. The Company recognizes revenue based on the gross amount billed to the customer because it has earned revenue from the sale of services. This revenue is included in services revenue, and the corresponding cost is included in cost of services.

A customer may have an annual contract that entitles them to a package containing MedLink access, training vouchers and one medical kit. In accordance with our revenue recognition policy, the revenue from the medical kit would be recognized upon shipment while the revenue associated with the MedLink access and the training vouchers would be deferred and recognized on a straight-line basis over the one-year period the contract covers.

Identifiable intangibles and goodwill

Identifiable intangibles and goodwill were recorded upon the initial acquisitions of Global Doctor and Medical Advisory Services. Goodwill represents the excess of the purchase price over the fair market value of the identifiable assets acquired (see Note 14 to the Consolidated Financial Statements). SFAS No. 142, "Goodwill and Other Intangible Assets," ("FAS 142") prescribes a two-step process for impairment testing of goodwill. The first step tests for impairment, while the second step, if necessary, measures the impairment. Goodwill is not amortized but is tested annually for impairment, or more frequently if events or changes in circumstances indicate the assets might be impaired. There were indicators of impairment in the years ended 31 December 2005, 2004 and 2003; however, no impairment existed for those periods, for either long-lived assets under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("FAS 144") or goodwill under FAS 142. The reporting units are each evaluated as a whole for goodwill impairment testing. The estimated fair values of our reporting units at each testing period exceed their carrying basis.

Recoverability of goodwill and intangible assets is made through assumptions about the estimated future cash flows and other factors to determine the fair value of these assets. Assumptions about future revenue and cash flows require significant judgment because of the current state of the economy, the fluctuation of actual revenue and the timing of expenses.

We expect the gain on the sale of the Global Doctor clinic operations to be approximately USD $150,000 to USD $250,000, depending on the net assets at the closing date. We expect the impact on our go-forward financial statements due to the sale to be a decrease to revenue of approximately USD $3.5 million and a decrease to pre-tax loss of approximately USD $0.5 million on an annual basis, however; we will be entering into a preferred provider agreement with the new owners, and expect additional revenues as provider services are utilized in our service offering to clients.

Identifiable intangibles have the following estimated useful lives:

Software	1 to 3 years
Permits and agreements	2 to 7 years
Customer list and contracts	5 years
Other	1 to 5 years
Tradename and trademarks	5 to 7 years

Income taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. We have estimated that it is more likely than not, our net deferred tax assets will not be realized. Therefore, we have provided a valuation allowance for those net deferred tax assets.

Subsequent events

In January 2006, our board approved the sale of the Global Doctor clinic operations to a buyer led by current management of such operations.

Results of Operations

The following table sets forth the historical revenue mix of the Company expressed as a percentage of total revenues as well as the costs of revenues expressed as a percentage of their respective revenue types for each period. We believe that the period-to-period comparisons of our operating results may not be indicative of results for any future period. All amounts are in U.S. Dollars.

	31 Dec 2005	31 Dec 2004	31 Dec 2003
Revenues, net			
Service	67.1%	63.1%	57.3%
Equipment	20.9%	25.4%	29.7%
Education	12.0%	11.5%	13.0%
Total revenues, net	100.0%	100.0%	100.0%
Costs of revenues			
Service	64.9%	67.7%	63.4%
Equipment	71.2%	69.2%	78.3%
Education	53.2%	57.7%	66.5%
Total costs of revenues	64.8%	66.9%	68.2%

Year Ended 31 December 2005 Compared to the Year Ended 31 December 2004

Information with respect to revenues, cost of revenues, operating expenses and other income and expenses in the year ended 31 December 2005 compared to the year ended 31 December 2004 is contained in this Annual Report beginning at page 4.

Year Ended 31 December 2004 Compared to Year Ended 31 December 2003

Revenues

Revenues in the year ended 31 December 2004 were USD $25.4 million compared to USD $17.6 million in the year ended 31 December 2003, an increase of USD $7.8 million, or 44%. Approximately 76% of this increase was caused by an increase in service revenues, described below. No one customer accounted for more than 10% of our revenues in the years ended 31 December 2004 or 2003.

Service Revenues. Our service revenues increased to USD $16.0 million in the year ended 31 December 2004 from USD $10.1 million in the year ended 31 December 2003, an increase of 59%. The increase in service revenues was primarily related to increased sales of our service offering to corporations with business travelers and expatriates, which is branded as GlobaLifeline. Revenue from GlobaLifeline services increased to USD $7.3 million in the year ended 31 December 2004 from USD $3.3 million in the year ended 31 December 2003, an increase of 122%. In addition to increasing the number of customers under contract, 2004 was the first full year of supporting the traveling crew members for two large international commercial airline customers. The revenue and expense related to crew assistance is recorded on the gross basis, thus significantly contributing to the 122% increase in revenue. Revenue from GlobaLifeline services includes membership and access fees, patient consultations, evacuations, security services and web based information services.

Subscriptions to MedLink services, provided by our GRC increased USD $1.6 million or 23%. The increase related to a 107% increase in the maritime market and a 16% and 13% increase in the commercial aviation and business aviation markets, respectively. The acquisition of the MAS business as well as organic growth in the private maritime market were the main contributors to the strong growth in the combined Commercial and Private Maritime markets. Service revenues represented 63% and 57% of our total revenues for the years ended 31 December 2004 and 2003, respectively.

Equipment Revenues. Our equipment revenues increased to USD $6.4 million in the year ended 31 December 2004 from USD $5.2 million in the year ended 31 December 2003, an increase of 23%. The increase in equipment revenues, principally representing medical kits and kit repairs, was primarily the result of the FAA regulation that mandated all U.S. commercial aircraft carry new medical kits onboard. The regulation was effective April 2004, and caused strong demand in the first half of 2004 from clients upgrading or replacing their kits to meet new regulations. Equipment revenues represented 25% and 30% of total revenues for the years ended 31 December 2004 and 2003, respectively.

Education Revenues. Our education revenues increased to USD $2.9 million in the year ended 31 December 2004 from USD $2.3 million in the year ended 31 December 2003, an increase of 27%. The increase in education revenues primarily relates to an increased client base requiring education services. Education revenues represented 12% and 13% of total revenues for the years ended 31 December 2004 and 2003, respectively.

Cost of Revenue

Cost of Service Revenues. Cost of service revenues consists primarily of the cost of providing 24/7/365 access and medical and security services to customers, including clinic operations and the operation of our Global Response Center. Our cost of service revenues increased to USD $10.8 million in the year ended 31 December 2004 from USD $6.4 million in the year ended 31 December 2003, an increase of 69%, representing 68% and 63% as a percentage of services revenue in the respective periods. The absolute dollar increase was primarily attributable to the hiring and training of additional personnel to support our growing customer base in addition to the provider-related costs associated with client medical evacuations and consultations for our GlobaLifeline customers. The increase as a percentage of service revenues relates to a change in product mix. The increase in demand for medical evacuation and consultation services, which carry a lower margin than the Company's other services was the main contributing factor to this change. The low margin associated with medical evacuation and consultation services significantly impacts overall service revenue margins. Service costs excluding medical evacuations and consultation services were 61% and 60% of service revenue for the years ended 31 December 2004 and 2003, respectively. We expect service costs as a percentage of service revenue to vary from year to year depending upon product mix and the fluctuation in demand for medical evacuation and consultation services.

Cost of Equipment Revenues. Cost of equipment revenues consists primarily of medical kit supplies as well as personnel costs to assemble the kits. Cost of equipment revenues increased to USD $4.4 million in the year ended 31 December 2004, from USD $4.1 million in the year ended 31 December 2003, an increase of 9%, representing 69% and 78% as a percentage of equipment revenues in the respective periods. The absolute dollar increase was primarily attributable to the increase in equipment revenue. The improvement in margin on this business relates to operational and administrative efficiencies and synergies created by the acquisition of the minority interest in MedSpace, Inc. in December 2003, as well as increased margins associated with new kit sales due to the FAA mandate noted above. MedSpace assembles and refurbishes medical and security kits for our clients. We expect cost of equipment to increase as a percentage of equipment revenue as the product mix shifts to additional kit refurbishments versus new kits. Kit refurbishments carry a lower gross margin than new kits.

Cost of Education Revenues. Cost of education revenues consists primarily of personnel related costs to produce and deliver training courses to our clients. Cost of education revenues increased to USD $1.7 million in the year ended 31 December 2004, from USD $1.5 million in the year ended 31 December 2003, an increase of 11%, representing 58% and 66% as a percentage of education revenues in the respective periods. The absolute dollar increase was primarily attributable to the increase in education revenues. The improvement in margin relates to efficiencies created in the delivery of services.

Operating Expenses

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of compensation for the sales force and marketing and promotional costs to increase brand awareness in the marketplace and to generate sales leads. Sales and marketing expenses increased to USD $4.2 million in the year ended 31 December 2004, from USD $3.7 million in the year ended 31 December 2003, an increase of 12%. The increase reflected the increased staffing associated with the sales force, which was a factor in the increased revenue the Company experienced of 44%. Sales and marketing expenses represented 16% and 21% of our total revenues for the years ended 31 December 2004 and 2003, respectively.

General and Administrative Expenses. General and administrative expenses including fees to MedCrew, consist primarily of salaries and related expenses for executive, finance and administrative personnel, as well as outside professional fees. General and administrative expenses increased to USD $3.3 million in the year ended 31 December 2004, from USD $2.6 million in the year ended 31 December 2003, an increase of 30%. The increase reflected the increased staffing and related expenses necessary to manage and support the expansion of our operations, particularly as they related to being a publicly traded entity on the Australian Stock Exchange. General and administrative expenses represented 13% and 15% of our total revenues for the years ended 31 December 2004 and 2003, respectively.

Compensation to Related Party. Compensation to related party in 2003 is USD $714,567 of compensation paid related to the acquisition of the minority interest in MedSpace. The amount was paid to the 49% owner, MedCrew, LLC and the Company founder Joan Sullivan Garrett, a 5% owner, to terminate the management services agreement.

Depreciation and Amortization Expenses. Depreciation and amortization expenses consist primarily of depreciation related to computer equipment, software and furniture and fixtures as well as amortization of specifically identified intangible assets. Depreciation and amortization increased to USD $1.0 million in the year ended 31 December 2004 from USD $0.6 million in the year ended 31 December 2003, an increase of 67%. The increase reflected the increased investment in computer equipment and software as well as the amortization of intangible assets associated with the acquisition of MAS.

Other Income and Expenses

Gain on Sale of Mining Rights Contract. We acquired the rights to a mining tenement as part of the acquisition of Global Doctor Limited. No value was assigned to the mining rights at the time of the acquisition due to uncertainty surrounding the outcome of a judicial appeal that could have caused Global Doctor to lose title to the rights. Subsequent to the acquisition, the court ruled in favor of Global Doctor Limited. At the date of the acquisition in January 2003, there was no value assigned to the mining rights. This basis was established due to the fact that the mining rights were sold to a third party in February 2000 and in July 2003 reverted back to Global Doctor because the previous buyer could not make the mine commercially viable without incurring a substantial cost. The cash inflows related to commercial operations of the mine would have been less than the cash outflows to prepare the mine. In addition, Global Doctor was involved in a lawsuit in which the former buyer wanted Global Doctor to reimburse them for certain costs. The mining rights were not considered a pre-acquisition contingency as it was our belief that the zero fair value was adequately supported by the third party potential buyer that returned the rights back to us.

Subsequent to the purchase date, there was a change in the economic situation surrounding the value of iron ore. Due to an increase in iron ore commodity prices, the future expected cash inflows from the mining rights increased. This allowed MedAire to find another buyer in November 2003. However, a change in economic events occurring subsequent to the purchase date does not factor into the purchase price allocation (even if it is within the one year allocation period). We believe we are being consistent with paragraph B179 of SFAS No. 141, "*Business Combinations*" (FAS 141), when we consider the economic events occurring after the purchase to be reflected in income

In November 2003, we sold the mining rights. The transaction was structured so we receive varying payments ranging from 50,000 Australian Dollars (AUD) on acceptance of the offer (November 2003) to 400,000 AUD 24 months from settlement (December 2005). The USD exchange rate at the time of payments to date was approximately 0.66. The final payment of 1.0 million AUD is due upon commencement of the commercial mining operation. At any time after settlement (December 2003), the buyer may notify us that it does not wish to proceed with the transaction, in which event, the mining rights would be reconveyed to us for no consideration and the buyer would be under no further obligation to make further payments in respect to the purchase price other than those that have already fallen due. Gain on sale of mining rights represents the annual payments received from the buyer. No receivable has been established for future payments given the uncertainty of collection. Gain on the sale of mining rights decreased to USD $67,000 in the year ended 31 December 2004, from USD $99,000 in the year ended 31 December 2003 due to varying payments made by the buyer of the mining rights pursuant to the agreement.

Gain on Sale of Marketable Securities. Gain on sale of marketable securities represents the realized gain on securities sold. Gain on marketable securities decreased to zero in 2004 from USD $22,000 in 2003 due to no securities being sold by the Company during 2004. The Company normally does not hold marketable securities.

Interest income. Interest income remained consistent during the year ended 31 December 2004 as compared to the year ended 31 December 2003.

Interest Expense. Interest expense decreased to USD $43,000 in 2004 from USD $77,000 in 2003, primarily due to the repayment of debt that was assumed as part of the Global Doctor acquisition.

Income Tax Expense. We established a valuation allowance against our net deferred tax assets as of 31 December 2004. This resulted in additional income tax expense of approximately USD $960,000 in the year ended 31 December 2004. Our deferred tax asset at 31 December 2004 primarily represented net operating loss carryforwards that can be used to offset future taxable income. GAAP requires that a valuation allowance be established when it is more likely than not that some portion or all of a deferred tax asset may not be realized. Realization of a deferred tax asset is dependent on whether or not there will be sufficient taxable income in the future periods in which the net operating loss can be utilized as available under tax law. Although we expect future taxable earnings, under GAAP this expectation is outweighed by the history of taxable losses and thus, we established the valuation allowance at 31 December 2004. In future years, as the Company has taxable income and the net operating loss carryforwards are utilized, the valuation allowance will be reduced and no income tax expense will be realized on the face of the income statement until such time that the net operating losses have either expired or been fully utilized. We had the expectation of utilizing net operating losses in 2004 based on management projections. However, due to a change in product mix sold with increased evacuations that carry a lower margin and Global Doctor operations which did not reach the break-even point, we determined that a valuation allowance was required in 2004.

Liquidity and Capital Resources

As of 31 December 2005, we had unrestricted cash and cash equivalents of USD $1.5 million, an increase of USD $0.3 million from 31 December 2004. Our working capital, excluding the current portion of deferred revenues at 31 December 2005 was USD $6.0 million, compared to USD $5.4 million at 31 December 2004. As of 31 December 2004, we had cash and cash equivalents of USD $1.1 million, a decrease of USD $2.7 million from 31 December 2003. Our working capital, excluding the current portion of deferred revenue, at 31 December 2004 was USD $5.4 million, compared to USD $0.8 million at 31 December 2003.

For the Years Ended 31 December 2005, 2004 and 2003

Our operating activities resulted in net cash flows of USD $1.2 million and USD $0.2 million in 2005 and 2003, respectively, and net cash used of USD $0.6 million in 2004. For the year ended 31 December 2005, cash outflows from net losses were offset by depreciation expense, collections on accounts receivable, and decreases in unbilled revenue slightly offset by an increase in prepaid expenses and other current assets. The cash used by operations in the year ended 31 December 2004 was primarily related to the following issue. During the latter half of 2004, we experienced a temporary increase in accounts receivable due to our inability to invoice our customers. This was the direct result of the implementation of an integrated enterprise-wide computer system. We believe this had a negative impact to cash flow of approximately USD $1.0 million in 2004. Collection of these accounts receivable positively impacted the operating cash flows in the first quarter of 2005.

Cash used in investing activities was USD $0.9 million in 2005, USD $2.4 million in 2004, and USD $0.1 million in 2003, resulting primarily from the purchase of capital equipment in each of the three years, classification of restricted cash in 2005; the aggregate total cash consideration and related expense paid in connection with the MAS acquisition, the cash paid relative to the minority interest acquisition, as well as the long term asset investment in 2004; and the sale of marketable securities and cash received in acquisition of Global Doctor in 2003.

Cash used in financing activities totaled USD $5,000 in 2005, and provided by financing activities of USD $0.3 million in 2004, and USD $2.7 million in 2003, resulting primarily from the proceeds from the exercise of common stock options, offset by the repayment on the line of credit, and the repayment of a note payable in 2005, proceeds from the exercise of common stock options in 2004, and proceeds from the sale of common stock in 2003.

Liquidity Summary

As of 31 December 2005, we have an unused USD $1 million credit facility, for working capital purposes, with Desert Hills Bank. The facility matures in May 2006, bears interest at the bank's prime rate plus .75%, requires that we maintain a USD $500,000 compensating balance (classified as restricted cash) and contains certain other non-financial covenants.

At 31 December 2004 an event of default under this credit facility was triggered due to a change in ownership of greater than 25 percent of our common stock. This event of default was triggered by a sale of our common stock by Banner Health Systems, who sold their remaining shares of the Company's stock in September 2004 (at which time it ceased to be a related party). This event of default was waived by Desert Hills Bank.

We believe that our existing cash and cash equivalents combined with our operating results and available borrowing capacity on our credit line will be sufficient to meet our anticipated cash needs for working capital and limited capital expenditures over the next year. Any significant capital expenditures that may be considered will be done in conjunction with a related lease consideration.

Our future capital requirements will depend on many factors, including the rate of revenue growth, the timing and extent of spending to support business development efforts and expansion of sales and marketing, the timing of introductions of new products and services and the exploration of new markets. In the near term (over the next one to three years), the Company is planning to strengthen its information technology infrastructure, including new hardware, design and implementation of new application systems and additions to the full time information technology staff. Some of the costs of this program will be capitalized, while others will be expensed. As a result, we could be required to raise substantial additional capital. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in dilution to our existing shareholders. If additional funds are raised through the issuance of debt securities, the debt would have rights, preferences and privileges senior to holders of common stock and the terms of the debt could impose restrictions on our operations. We cannot assure you that such additional capital, if required, will be available on acceptable terms, or at all. If we are unable to obtain the necessary additional capital, we may be required to reduce the scope of our planned business development and sales and marketing efforts, which would materially adversely affect our business, financial condition and operating results.

Off-balance sheet financing and liabilities

Other than lease commitments, legal contingencies incurred in the normal course of business and employment contracts for key employees, the Company does not have any off-balance sheet financing arrangements or liabilities. The Company does not have any majority owned subsidiaries or any interest in, or relationships with, any material variable interest entities.

Contractual Obligations

The following table sets forth the Company's contractual obligations by type and payment due dates as of 31 December 2005.

Contractual Obligations	Payment Due by Period Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Debt Obligations	$ —	$ —	$ —	$ —	$ —
Capital Lease Obligations	20,756	7,259	13,497	—	—
Operating Lease Obligations	2,679,012	693,088	1,340,355	645,569	—
Purchase Obligations (accounts payable and accrued expenses)	3,029,032	3,029,032	—	—	—
Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under GAAP (Deferred revenue)	6,336,677	5,426,121	910,556	—	—
Employment Agreements(1)	956,000	728,000(2)	228,000	—	—
Total	$ 13,021,477	$ 9,883,500	$ 2,492,408	$645,569	$ —

(1) Represents payments required to be made pursuant to employment agreements with two of our executive officers. The employment agreements renew automatically unless terminated. Subsequently these contracts were modified, and new employment agreements were entered into with key employees.

(2) Includes USD $266,000 for payments required to be made upon termination of employment agreements with two of our executive officers without cause.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary exposure to market risk arises from foreign currency exchange risk associated with our international operations and foreign currency exchange risk associated with our U.S. sales made in foreign currency. We do not currently use, nor have we historically used, derivative financial instruments to manage or reduce market risk.

Beginning 1 January 2003 the functional currencies for our Chinese, Indonesian, Thai, and Australian operations are Yuan Renminbi, Rupiah, Baht, and Australian dollars, respectively. Beginning 1 January 2004, the functional currency for our European operations is Pounds Sterling. As such, there is potential market risk exposure for our future earnings due to changes in exchange rates. Given the relatively short duration of our international monetary assets and liabilities, the relative stability of these currencies compared to the U.S. dollar, and the relative size of our international operations, we consider this exposure to be minimal. We believe that a 10% change in exchange rates would not have a significant impact on our future earnings.

Our cash equivalents are exposed to financial market risk, including changes in interest rates. We typically do not attempt to reduce or eliminate our market exposures on these investment securities because of their short-term duration. We believe that the fair value of our investment portfolio or related income would not be significantly impacted by either a 100 basis point increase or decrease in interest rates due mainly to the short-term nature of the major portion of our investment portfolio.

Our operating activities resulted in net cash flows of USD $1.2 million and USD $0.2 million in 2005 and 2003, respectively, and net cash used of UDS $0.6 million in 2004. For the year ended 31 December 2005, cash outflows from net losses were offset by depreciation expense, collections on accounts receivable, and decreases in unbilled revenue slightly offset by an increase in prepaid expenses and other current assets. The cash used by operations in the year ended 31 December 2004 was primarily related to the following issue. During the latter half of 2004, we experienced a temporary increase in accounts receivable due to our inability to invoice our customers. This was the direct result of the implementation of an integrated enterprise-wide computer system. We believe this had a negative impact to cash flow of approximately USD $1.0 million in 2004. Collection of these accounts receivable positively impacted the operating cash flows in the first quarter of 2005.

Cash used in investing activities was USD $0.9 million in 2005, USD $2.4 million in 2004, and USD $0.1 million in 2003, resulting primarily from the purchase of capital equipment in each of the three years, classification of restricted cash in 2005; the aggregate total cash consideration and related expense paid in connection with the MAS acquisition, the cash paid relative to the minority interest acquisition, as well as the long term asset investment in 2004; and the sale of marketable securities and cash received in acquisition of Global Doctor in 2003.

Cash used in financing activities totaled USD $5,000 in 2005, and provided by financing activities of USD $0.3 million in 2004, and USD $2.7 million in 2003, resulting primarily from the proceeds from the exercise of common stock options, offset by the repayment on the line of credit, and the repayment of a note payable in 2005, proceeds from the exercise of common stock options in 2004, and proceeds from the sale of common stock in 2003.

FINANCIAL INFORMATION ABOUT SEGMENTS

Financial information about our business segments is contained in Note 9 to our Consolidated Financial Statements of this Annual Report.

BUSINESS

We brand ourselves as a provider of 24/7/365, real-time, emergency health, safety and security advice, guidance and assistance services. We have in-house expertise and access to outside expert resources to provide people in remote environments with a single-call solution to resolve many medical and security-related situations.

Complementing our global response capability, we provide clients with medical- and security-related training programs to help them prevent and ultimately better manage medical and/or security situations that may occur within their environments. These education and training services are supplemented by our geographic-specific, on-line information resources and our consulting services.

In addition to the education services, our "total solution" also includes customizing resources for managing medical and security situations in specific environments in which clients operate. We assemble and distribute medical kits, and security related kits and other products from other companies, such as automated external defibrillators (AEDs), to provide support in the specific environments in which clients operate.

Today, we support six markets with health, safety and security assistance, education and resource services and products. These markets are Business Aviation, Commercial Aviation, Private Maritime, Commercial Maritime, Business Travelers, and U.S. Federal Government (primarily military).

We plan to continue to grow by expanding deeper into each of our current markets by leveraging our brand, relationships and expertise to find new clients and develop more services and products to sell to existing clients. We sell most of our services under annuity contracts ranging in term from one to five years. Our pricing is, therefore, based on the time period the contract covers, rather than the number of calls a client makes to our GRC. We do offer some transaction-priced services, such as medical evacuations, but in all sales efforts or businesses, our focus is on providing annuity-based services and products and a limited number of transactional services and products that can be converted into annuity types of client relationships. Approximately 80% of our 2005 revenues were derived from annuity type contracts versus 20% of revenue being transaction based.

Our operations are managed from our Tempe, Arizona-based corporate office, with supported facilities that include: a portion of our Global Response Center (MedLink), located within Banner Samaritan Hospital, Phoenix, Arizona; our medical kit assembly business, MedSpace, located elsewhere in Phoenix; our European-based sales and training office, located at Farnborough Airport in the U.K.; and our Global Doctor clinics located in China (6), Thailand (1) and Indonesia (1).

We have four reportable segments: Service, Equipment, Education and Global Doctor. See Note 9 to the Consolidated Financial Statements of this Annual Report for segment reporting information, including information with respect to our revenues from external customers in the U.S. and abroad.

Our foreign operations subject us to certain risks, including foreign currency exchange risk, economic, security and other risks in the markets where we and our clients operate and risks associated with compliance with foreign laws and regulations.

We do not consider each of our markets to be a reportable segment. Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information," provides that a public business enterprise is to report financial and descriptive information about its reportable operating segments about which separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker in deciding how to allocate resources and in assessing performance. Although we track revenues by the markets represented in "MedAire Markets," we do not track costs in this manner, nor is the information readily available or used by our Chief Operating Decision Maker in deciding how to allocate resources or in assessing performance in our early penetration of what we believe to be our primary strategic markets.

Services and Products

We believe that in today's dynamic global market place, managing the well-being of people in remote environments requires care and assistance in the areas of health, safety and security. It is our intention that each of our services and products supports these missions.

Although we provide services and products into six different markets, the services and products themselves are very similar, with adaptations in order to meet the specific requirements of any given market.

We provide three broad categories of services and products, which we consider to be our core competencies:

- 24/7/365 Call-in Medical, Safety and Security Assistance (Service segment);
- Education, Training and Information (Education segment); and
- Resources (Equipment segment).

24/7/365 Call-in Medical and Security Assistance

Our most prominent service is providing clients with a single-call solution to address a medical-, safety-, or security-related situation through direct and real-time consultation with the subject matter experts who are either at or sourced through our GRC.

The GRC is organized in two physical locations. One portion of the GRC is at the Company's corporate office in Tempe, Arizona and the other (referred to as MedLink) is within the emergency room of regional medical center, Banner Samaritan Hospital, a level one trauma center located in downtown Phoenix, Arizona. The GRC is able to facilitate communications in any of 140 languages. It also collects significant amounts of statistical data concerning events occurring in its target markets as a by-product of providing its assistance services. The Company shares that data with clients and government agencies such as the Federal Aviation Administration (FAA), which in turn may use the information to develop guidelines and formulate new regulations.

The GRC operates on a 24/7/365 basis with a complement of communication specialists, nurses, physicians and safety and security professionals. An important component of our GRC is its global network of health and security providers and information on other medical-, safety-, or security-assistance resources around the world. MedLink uses this information to provide guidance to aircraft and ships about potential diversion sites and to coordinate and manage local medical resources such as ambulances and hospitals once a client has landed or made port.

Calls from Business Aviation, Commercial Aviation and Private Maritime clients are managed at our hospital-based MedLink portion of the GRC. Due to the severe nature of the respective operating environments of clients in these markets, and the fact that all calls are medical in nature, all calls are managed directly by board certified emergency physicians, who also have direct access to other medical specialists. In addition to providing advice and guidance on managing a medical situation, MedLink will contact and coordinate local medical resources, such as ambulances and hospitals, to facilitate a patient's care once they have landed or made port.

Due to the wide variety of situations that can prompt a call from Commercial Maritime, Business Travelers and Federal Government markets (see the sample list below), their calls are taken at the Tempe portion of the Global Response Center where they can access the expertise needed to address their respective medical-, safety-, or security-related assistance situations.

The Tempe portion of the GRC also utilizes the global network and information to facilitate, if needed, local care or to identify the closest, most appropriate sources of assistance, including hospitals, doctors, clinics, dentists, pharmacies and evacuation providers. Services provided through the Tempe GRC include:

- Medical evacuations;
- Pre-travel medical and security advice;

- Medical expense guarantees;
- Case monitoring;
- Second opinions;
- Prescription replacement;
- Secure ground transportation and similar services;
- Lost passport assistance;
- Embassy and consular information;
- Legal referrals and assistance;
- Cash advance; and
- Similar services.

Additionally, the Tempe GRC is the source for special assistance services to MedAire's commercial airline clients. Those services include:

- Passenger Oxygen Assistance (validate and coordinate on-board medical oxygen for passengers);
- Survivor Management (manage the medical coordination of crash survivors); and
- Crew Support (case management of crew members who become ill/injured on layover).

Education, Training and Information

We provide various training programs designed to help clients be prepared to avoid a medical-, safety-and/or security-related situation that may occur within their respective environments, and if one does occur, to manage it effectively in the best manner possible.

We offer training programs such as: Management of In-flight Illness and Injury Training, Management of Onboard Illness and Injury Training and Know Before You Go security awareness training. Our courses are primarily instructor-lead, although some of our programs are made available on a train-the-trainer basis or as e-learning programs.

Clients can also become informed about various health and security issues by going to our website (www.medaire.com) and accessing our special regionally-specific information services concerning various regions of the world. Additionally, we provide clients with specialized health- or security-related consulting services, including crisis management consulting and risk and vulnerability assessments, on a customized contract basis.

Resources

We assemble various types of kits, which are primarily medical in nature, specifically designed for the needs, regulations and environmental requirements of the respective markets that we serve. Our kits can range in price from USD $99 to more than USD $12,000. Kits are returned to us either on an annual basis or after they have been opened (whichever comes first) to be refurbished with current date pharmaceuticals. We charge our clients an additional fee to refurbish their kits. We assemble, distribute and refurbish kits from our MedSpace operation in Phoenix, Arizona.

Kit contents are readily available from multiple suppliers. Ninety-five percent of all kit components are readily available items that we can obtain within five days or less. One of our key suppliers is our current medical kit bag manufacturer whose lead times range from two to five weeks, but we believe that the bags can be easily manufactured by other suppliers to meet our specifications.

We believe our packaging of the kits and the contents meet or exceed requirements imposed by applicable government regulation. We develop the kits based on our data and experience that we have developed by providing real-time medical advice and guidance in the respective environments for which different kits are built.

We have sold our kits to most U.S. airlines, as well as many operators of business aircraft and ships.

We supply our commercial shipping clients with pharmaceuticals for their onboard medical stores.

Beyond medical kits and pharmaceuticals, we also resell, and distribute, Automated External Defibrillators (AEDs) for use in responding to sudden cardiac arrest. For people who suffer sudden cardiac arrest, a shock from an AED is often the only intervention that will save their life.

We first started promoting, selling and supporting AEDs in 1993. Since 2003 we have been recognized by Philips, one of our primary AED suppliers, as one of its highest volume resellers in the United States.

We also assist the growing remote vital signs monitoring products market. Numerous manufacturers are currently developing monitoring equipment that is intended to enable a person anywhere in the world to have their vitals signs electronically monitored and transmitted via satellite, cellular or other wireless means of communications to medical professionals who may be hundreds or thousands of miles away. Our GRC has been the test receiving site for a number of monitor manufacturers and is the designated receiving site for two such devices. We believe that as such monitoring equipment becomes smaller, lighter and less expensive, a substantial market opportunity may begin to develop for the Company.

Medical Clinics

In addition to our core competencies of providing 24/7/365 call-in medical, safety and security assistance, education, training and information and resources, we operate a network of western-standard medical clinics in Asia, under the name Global Doctor. Global Doctor operates with six facilities in China, one in Bangkok, Thailand and one in Jakarta, Indonesia, and altogether employed 113 people as of 31 December 2005. We acquired the Global Doctor network in 2003 in an effort to move beyond our remote-care capabilities into direct care. In August 2005, our board made the decision to consider the sale of our Global Doctor clinics located in China, other than the evacuation center located in Beijing. Our board based this decision upon a review of the strategic value of the individual clinics in China. Subsequent to this decision, the board later concluded that if a reasonable offer was received for the entire Global Doctor network of clinics, we would entertain such an offer. The board arrived at its decision after a review of the historical performance of the Global Doctor entity. In January 2006, the board and the holders of a majority of our voting stock outstanding have approved the sale of the Global Doctor clinic operations to a buyer led by current management of such operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion of the Global Doctor clinics as well as Note 9 to the Consolidated Financial Statements which discloses segment reporting information.

MedAire Markets

We sell our products and services into six different markets where there is a common concern for people working, living or traveling in remote environments. Those six markets are: Business Aviation, Commercial Aviation, Private Maritime, Commercial Maritime, Business Travelers (also known as Travel Assistance) and Federal Government.

We have a dedicated sales team for each market. The salespeople assigned to each market are located either regionally or centrally at our Tempe offices. We utilize a broad range of marketing tactics tailored to the respective markets, including tradeshows, direct mail, telemarketing, print advertising, cold calling, public relations and special events.

In addition to our own sales forces, we utilize third party sales organizations to represent us in the Private Maritime market. We are evaluating the use of third party sales organizations in our other markets.

Business Aviation

In this market our primary clients are flight departments within major corporations, although our clients also include celebrities, foreign governments and similar high profile clients. We focus our attention primarily on the business jet segment of the Business Aviation market rather than the smaller, privately owned, propeller-driven aircraft segment.

As of 31 December 2005, we were servicing approximately 1,000 business aviation clients globally with nearly 3,000 business aviation aircraft. Historically, we have targeted our marketing efforts to operators of heavy jets, jets with long distance flight capacity that are suited to international flights.

We sell our full complement of health and security services and products to the Business Aviation market, including 24/7/365 Global Assistance, training and medical kits. We refurbish the kits after they are used or after they have been onboard an aircraft for a year without being used.

We believe that we have good relationships with our clients in this market because approximately 90% of our clients in this market with annual contracts (our standard contract term) renewed those contracts in 2005.

Our revenue from this market in 2005 was approximately USD $10.6 million.

Commercial Aviation

We began providing services to our first Commercial Aviation client in 1988, making this our second market.

Our 87 Commercial Aviation clients, as of 31 December 2005, included a relatively even mix of regional, national and international carriers. Altogether our Commercial Aviation clients represent approximately 35% of the world's air passenger traffic based on statistics published by Air Transport World (www.atwonline.com). About half of the carriers are U.S.-based, and the other half are flying under their respective international flag. With our nearest market competitor providing inflight assistance service to two airlines, MedAire holds a dominant position in this market.

Our 24/7/365 Global Assistance for inflight medical emergencies is the primary MedAire service utilized by our Commercial Aviation clients. By providing relevant information and assistance, we help the crew make informed decisions. Our U.S.-based airline clients can also buy their onboard medical kits from us. We offer a kit refurbishment service to clients who purchase kits from us. For a fee, we will refurbish kits after the kits are used, or after they have been onboard an aircraft for a year without being used. Many airlines provide their own training, and we have not historically focused on selling our training programs into this market.

Some of our airline clients have indicated that information and assistance from MedAire has enabled them to reduce their number of medical-related diversions. The estimated cost of diversions varies widely in the industry; however, we believe such costs can range from USD $50,000 (narrow-body jet flying a domestic route) to more than USD $250,000 (wide-body aircraft on an international route).

Our revenue from this market in 2005 was approximately USD $7.8 million.

Private Maritime

From our founding, we have supported the Private Maritime market, however, we did not launch a focused and formal sales and marketing effort into this market until 2000.

We predominantly market to owners of 24 meter (80 feet) and larger yachts (luxury yachts), which generally range in value from USD $3 million to USD $100 million. The Private Maritime market is highly transitory throughout the world and is characterized by yachts being bought and sold on a frequent basis. Many times yachts of this caliber are chartered out when not in use by their respective owners, and often management companies will oversee a yacht's day-to-day care, operation and management. Such vessels can have staffs of 30 or more people.

MedAire sells its full complement of services and products to the Private Maritime market, including 24/7/365 Global Assistance, training and medical kits. To date, competition from the pharmaceutical/kit supply business has limited the number of kits we are able to sell into this market, and we do not provide a kit refurbishment program. Although we have maritime-based, regulatory compliant training available, only a small fraction of our clients have participated in our training programs.

We believe key factors to our success in this market have been the positive word-of-mouth support that we receive from our clients and our relationships with key management companies. Approximately 90% of our clients in this market with annual contracts (our standard contract term) renewed those contracts in 2005. We have sales associates who "walk the docks" in the major ports meeting with clients and prospects on a daily basis.

Our revenue from this market in 2005 was approximately USD $1.8 million.

Commercial Maritime

Our primary focus in the Commercial Maritime market is on addressing the needs of trans-ocean freighters and tankers for at-sea medical assistance services as well as pharmaceutical products. We entered the Commercial Maritime market in April of 2004 when we acquired the client contracts of Annapolis, Maryland-based Medical Advisory Systems (MAS). MAS provided medical assistance services and pharmaceuticals exclusively to the commercial shipping industry and sold pharmaceuticals to its client ships. The company had strong brand equity in the industry and had created a labeling convention for its pharmaceuticals which has been generally adopted by the industry. Even with the strong presence of MAS, we share the Commercial Maritime industry with a number of competitors. We continue using the MAS brand, but we are planning to transition many of our commercial maritime clients to the MedAire name over time. Through our Global Response Center, we provide our at-sea medical assistance services and continue MAS' support of the industry with the sale and distribution of pharmaceuticals through our MedSpace division.

According to current data from Lloyd's Register of Ships, there are approximately 90,000 commercial ships in the world, including ships on order. Lloyd's Register is regarded as the "official" listing of the global fleet. As of 31 December 2005 we had approximately 500 commercial maritime vessels under contract representing approximately twenty-five shipping companies. Outside of the U.S., most major maritime countries provide radio-medical assistance which is available to their respectively flagged vessels at no cost, which could limit our ability to maintain and grow our medical assistance services in this market.

This relatively new market for us generated approximately USD $1.2 million in revenues for 2005.

Business Travelers

MedAire entered the Business Travelers (Travel Assistance) market in April 2002. We market our services and products in the Business Travelers market under the brand of GlobaLifeline. The Business Travelers market is populated by a number of well established companies providing services, and we are generally seen as a "new" entrant.

This market encompasses companies throughout the world with international travelers and/or expatriates. Within the United States, where MedAire focuses its attention, the primary market opportunity is with FORTUNE 1000 companies, airlines, and with universities and membership organizations that offer medical assistance and/or medical evacuation services as a benefit. Our Business Travelers clients typically employ our GRC services for medical advice and logistics coordination, especially medical evacuations.

Our revenue from this market in 2005 was approximately USD $6.4 million.

Federal Government

We have been providing services to individual government agencies for a number of years because those agencies often utilize business aircraft in carrying out their missions. In 2003, we were awarded a Congressional appropriation to partner with the United States Air Force in support of the MedLink Global Response Initiative (MGRI), which is an Air Force research and development effort investigating the effectiveness of supplementing various forms of military medical capability with that available from the civilian sector. Funding for that program became available in July of 2004. We have completed the work under this program, and all deliverables related to the program were concluded when the contract expired on 31 December 2005.

Our revenue from this market in 2005 was approximately USD $572,000.

FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS

The chart below sets forth the revenues from external customers attributed to the United States and all foreign countries. We attribute revenues to a country based on the location of the customer. For a description of our holdings of long-lived assets in the United States and abroad, please see Note 9 to the Consolidated Financial Statements of this Annual Report. Our foreign operations subject us to certain risks, including foreign currency exchange risk, economic, security and other risks in the markets where we and our clients operate and risks associated with compliance with foreign laws and regulations. All amounts are in U.S. Dollars.

	31 December 2005 Revenues	31 December 2004 Revenues	31 December 2003 Revenues
United States	$ 17,682	$ 17,071	$ 12,600
United Kingdom	2,704	2,075	956
China	2,212	1,963	1,213
Other countries	959	693	291
Australia	944	449	100
Thailand	733	774	438
Indonesia	649	500	460
United Arab Emirates	525	181	133
Canada	492	427	580
Portugal	402	231	137
Mexico	238	218	181
Switzerland	200	102	73
Saudi Arabia	137	105	118
Luxemborg	99	237	8
The Netherlands	96	46	117
Ireland	84	52	33
Italy	78	33	63
Brazil	74	146	74
Hong Kong	55	55	23
Total	$ 28,363	$ 25,358	$ 17,598
TOTAL US	$ 17,682	$ 17,071	$ 12,600
TOTAL NON US	$ 10,681	$ 8,287	$ 4,998

Appendix I

DIRECTORS AND EXECUTIVE OFFICERS

Information about our directors is contained in this Annual Report beginning at page 11. Information about our Executive Officers is set forth below.

Name	Age	Position
Joan Sullivan Garrett	56	Chairman and Chief Executive Officer*
James E. Lara	58	President and Chief Operating Officer, Director
Michelle M. Hanson	33	Chief Financial Officer and Secretary
Greg Eaton	35	Managing Director of Global Doctor
Jeffrey Gregorec	37	Vice President, Sales
Aaron Hawkins	34	Managing Director of MedAire Limited
Steve Holstein	48	Senior Vice-President of Marketing & Gov't. Programs
Robert Valente	47	Senior Vice-President of Global Services
James Allen Williams	51	Director**

* Joan Sullivan Garrett resigned her position as Chief Executive Officer effective 8 March 2006.

** James Allen Williams was designated Chief Executive Officer on 8 March 2006.

Officers are designated by and serve at the pleasure of the board of directors (subject to the terms of any employment agreement).

Information regarding executive officers:

Joan Sullivan Garrett. Ms. Garrett's information is contained in this Annual Report beginning at page 11.

James E. Lara. Mr. Lara's information is contained in this Annual Report beginning at page 11.

Michelle M. Hanson. Ms. Hanson has served as our Chief Financial Officer since she joined the Company in January 2004. In addition, Ms. Hanson was elected as Secretary in December 2004. Prior to joining the Company, Ms. Hanson served as the Chief Financial Officer for Interact Commerce Corporation, a division of Best Software, from December 2001 until November 2003. Ms. Hanson also served as the Corporate Controller for Interact Commerce Corporation from April 1998 until December 2001. Ms. Hanson's background includes several years in public accounting with KPMG LLP. Ms. Hanson is a Certified Public Accountant in the State of Arizona and received her BA degree in accountancy from Northern Arizona University.

Greg Eaton. Mr. Eaton has served as our Managing Director of the Global Doctor subsidiary since joining the Company in 2002. Prior to joining the Company, Mr. Eaton worked as the Executive Director for two wholly owned subsidiaries of American Medical Centers Management Company, an international provider of management, consulting and financial services between 1996 and 2000 in Kiev, Ukraine and subsequently in Warsaw, Poland between 2000 and early 2001. Mr. Eaton also served as the Director of Business Development for Med-Emerg International, a provider of healthcare staffing solutions and medical services, in Mississauga, Ontario from early 2001 to June 2002. Mr. Eaton earned his MBA in international management from Thunderbird, the Garvin School of International Management.

Jeffery Gregorec. Mr. Gregorec has served as our Vice President of Sales since he joined the Company in July 2004. Prior to joining the Company, Mr. Gregorec served as the Regional Vice President of Sales for Computer Associates International from November 1999 to June 2004. Mr. Gregorec earned his BS degree in political science from Arizona State University.

Aaron Hawkins. Mr. Hawkins has served as a Managing Director for MedAire Limited since April 2002 and was appointed as the Director and Company Secretary for MedAire Limited, a wholly owned subsidiary of MedAire, Inc., in May 2005. Prior to his current assignment he had worked with MedAire, Inc. in the following positions: 2001 Manager, International Sales EMEA based in Oslo, Norway, 2001 OEM Account Manager, 2000 OEM Product Manager, 1997 Business Aviation Sales, 1996 Communications Specialist, 1993 Emergency Medical Kit Coordinator, 1990 Shipping and Receiving Clerk. Mr. Hawkins has a BA Honors Degree in International Business Management from Staffordshire University located in the United Kingdom. Additionally, Mr. Hawkins is the son of Joan Sullivan Garrett, our Founder, Chairman and CEO through 8 March 2006.

Steve Holstein. Mr. Holstein joined the company as Vice President of Marketing in September of 2000 and subsequently was named Sr. Vice President of Marketing and Government Programs. From 1993 until joining MedAire, Mr. Holstein was the Director of North American Operations for The York Group. Beginning in 1994, he was also a consultant to MedAire on matters of marketing and business development. Mr. Holstein also served in various positions from 1983 until 1993 at MicroAge, Inc., including: Director Marketing Communications, Director Apple Computer Sales, Director International Business Development, and Acting Vice

President Product Management. Mr. Holstein's background includes several years experience as a television journalist and in special event and fund raising for a not-for-profit organization. Mr. Holstein received his BA degree in journalism with a minor in business management from Colorado State University.

Robert Valente. Mr. Valente joined MedAire in January 2003 as Director of Security. Later that month his position changed to Vice President of Global Operations and he served in that position until January 2004, when he was appointed MedAire's Senior Vice President of Global Services, his current position. Prior to joining the Company, Mr. Valente's background includes serving from June 2000 through December 2002 as Country Manager for India of Hong Kong-based "Hill and Associates," an international risk management consultancy firm with operations in 18 countries, primarily in Asia. While serving as Country Manager, Mr. Valente was responsible for a budget which included revenue of about USD $2,000,000 per year, and supervised approximately 80 employees in three offices throughout the country. Mr. Valente was a member of the Board of Directors of Hill and Associates India Private Limited, the India-based subsidiary of H&A Group. Mr. Valente earned a BA degree in biology from the University of California at Santa Cruz and is a distinguished graduate of the Federal Law Enforcement Training Center's Criminal Investigator program. He is the recipient of two Superior Honor Awards from the U.S. State Department, as well as the FBI's award for "Exceptional Service in the Public Interest."

James Allen Williams. Mr. Williams was appointed to our board on 21 December 2005 in accordance with the Letter Agreements between Best Dynamic Services Limited ("BDS") and Joan Sullivan Garrett. Pursuant to the Letter Agreements, BDS and Ms. Garrett have agreed to use best efforts to assure that Mr. Williams will be designated as our Chief Executive Officer as of effectiveness of the consent resolutions (twenty days after the date we mail the definitive Information Statement to our shareholders). Mr. Williams was so designated on 8 March 2006. Mr. Williams served as Executive Vice President and General Manager of International SOS Assistance, Inc. ("ISOS"), an emergency medical assistance company, from March 1999 through December 2004. From December 2004 through October 2005, Mr. Williams served as President and Chief Operating Officer, Americas Region, of ISOS. From October 2005 through February 2006, Mr. Williams served as Group Director for Health and Safety Market Development for ISOS. Mr. Williams' corporate responsibilities for ISOS have included the consolidation of United States ISOS operations, building a professional management team, direct oversight of ISOS' operations in North, Central and South America and development of health and safety commercial strategy and capabilities for the oil and gas industries and the commercial and military aviation sectors. Mr. Williams earned his Bachelor of Science degree in Mechanical Engineering from North Carolina State University.

MARKET FOR THE COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our shares are not currently traded on any established United States public trading market, but are currently traded on the Australian Stock Exchange (ASX) under ASX Code MDE. Although we may seek listing of our shares in the United States on a national securities exchange or quotation system following registration, we have not yet determined the timing of doing so or which exchange or quotation system, if any, might be a viable alternative, and we cannot assure you that we will meet any applicable listing requirements.

The following table sets forth the high and low sales prices on the Australian Stock Exchange for our Common Stock for the quarterly periods from 1 January 2004 to 31 December 2005.

	All Prices in AUD$			
	2005		2004	
Period	High	Low	High	Low
First Quarter	0.69	0.50	1.43	1.06
Second Quarter	0.95	0.53	1.17	0.79
Third Quarter	1.15	0.70	0.92	0.79
Fourth Quarter	1.00	0.71	1.02	0.56

We have never paid a dividend on shares of our equity securities. We do not intend to pay any dividends on our common shares during the foreseeable future. It is anticipated that earnings, if any, from operations will be used to finance growth.

There were approximately 1,704 holders of our common stock as of 30 March 2006.

MedAire, Inc.
80 E. Rio Salado Parkway • Suite 610
Tempe, AZ 85281 • USA

Tel +1 480 333-3700

Fax +1 480 333-3592

invest@medaire.com
www.medaire.com

Australian Registered Office
ARBN 082 887 483
209 Cecil Street
South Melbourne
Australia

Tel +613 9696 5344

Fax +613 9696 6485